MANAGEMENT’S REPORT

In management’s opinion, the accompanying consolidated financial statements of Harvest Operations Corp. (the “Company”) have been prepared within reasonable limits of materiality and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to March 6, 2014. Management is responsible for the consistency, therewith, of all other financial and operating data presented in Management’s Discussion and Analysis for the year ended December 31, 2013.

To meet our responsibility for reliable and accurate financial statements, management has developed and maintains internal controls, which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

Under the supervision of our Chief Executive Officer and our Chief Financial Officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We have concluded that as of December 31, 2013, our internal controls over financial reporting were effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The consolidated financial statements have been examined in 2013 by our auditors, KPMG LLP and in 2012 and 2011 by Ernst & Young LLP. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements prepared in accordance with IFRS as issued by the IASB. The Auditors’ Report outlines the scope of their examination and sets forth their opinion on our consolidated financial statements.

The Board of Directors is responsible for approving the consolidated financial statements. The Board fulfills its responsibilities related to financial reporting mainly through the Audit Committee. The Audit Committee consists exclusively of independent directors, including at least one director with financial expertise. The Audit Committee meets regularly with management and the external auditors to discuss reporting and governance issues and ensures each party is discharging its responsibilities. The Audit Committee has reviewed these financial statements with management and the auditors and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of the Company.

(Signed)	(Signed)

Myunghuhn Yi	Chang-Koo Kang
President and Chief Executive Officer	Chief Financial Officer

Calgary, Alberta
March 6, 2014

KPMG LLP	Telephone (403) 691-8000
205 - 5th Avenue SW	Fax (403) 691-8008
Suite 3100, Bow Valley Square 2	www.kpmg.ca
Calgary AB
T2P 4B9

To the Shareholder and Directors of Harvest Operations Corporation

We have audited the accompanying consolidated financial statements of Harvest Operations Corporation, which comprise the consolidated statements of financial position as at December 31, 2013 and the consolidated statements of comprehensive loss, changes in shareholder’s equity and cash flows for the year ended December 31, 2013, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

KPMG Confidential

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Harvest Operations Corporation as at December 31, 2013 and its consolidated financial performance and its consolidated cash flows for the year ended December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Comparative Information

Without modifying our opinion, we draw attention to Notes 2 and 3 to the consolidated financial statements which indicates that the comparative information presented as at and for the year ended December 31, 2012 and 2011, has been restated and that the comparative information presented as at January 1, 2012, has been derived from the consolidated financial statements as at and for the year ended December 31, 2011.

The consolidated financial statements of Harvest Operations Corp. as at and for the years ended December 31, 2012, and December 31, 2011, (from which the statement of financial position as January 1, 2012, has been derived), excluding the restatements described in Notes 2 and 3 to the consolidated financial statements, were audited by another auditor who expressed an unmodified opinion on those financial statements on February 28, 2013.

As part of our audit of the consolidated financial statements as at and for the year ended December 31, 2013, we audited the restatements described in Notes 2 and 3 to the consolidated financial statements that was applied to restate the comparative information presented as at and for the year ended December 31, 2012 and as at January 1, 2012, (derived from the consolidated financial statements as at and for the year ended December 31, 2011). In our opinion, the restatements are appropriate and have been properly applied.

We were not engaged to audit, review, or apply any procedures to the December 31, 2012, consolidated financial statements, the December 31, 2011, consolidated financial statements (not presented herein) or the January 1, 2012, consolidated statement of financial position, other than with respect to the restatements described in Notes 2 and 3 to the consolidated financial statements. Accordingly, we do not express an opinion or any other form of assurance on those financial statements taken as a whole.

Chartered Accountants

March 6, 2014
Calgary, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

KPMG Confidential	2

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As At		December 31, 2013	December 31, 2012	January 1, 2012
(millions of Canadian dollars)	Notes		(Restated)*	(Restated)*
Assets
Current assets
Cash	16	$–	$7.6	$6.6
Accounts receivable	16	168.9	175.6	212.3
Inventories	27	51.6	80.8	61.0
Prepaid expenses		14.1	20.2	18.5
Risk management contracts	16	0.3	1.8	20.2
Asset held for sale	8	–	16.9	–
		234.9	302.9	318.6
Non-current assets
Long-term deposit		5.0	5.0	24.9
Investment tax credits and other	19	0.6	28.5	54.0
Deferred income tax asset	19	148.8	61.1	–
Exploration and evaluation assets	11	59.4	73.4	74.5
Property, plant and equipment	9	4,461.4	4,791.9	5,407.5
Goodwill	10	379.8	391.8	404.9
		5,055.0	5,351.7	5,965.8
Total assets		$5,289.9	$5,654.6	$6,284.4
Liabilities
Current liabilities
Accounts payable and accrued liabilities	16	$258.3	$373.0	$462.2
Current portion of long-term debt	12,16	12.3	331.8	107.1
Current portion of provisions	17	39.1	28.1	17.1
Risk management contracts	16	0.6	–	–
Liabilities associated with assets held for sale	8	–	11.9	–
		310.3	744.8	586.4
Non-current liabilities
Long-term debt	12,16	1,973.0	1,277.9	1,486.2
Related party loans	16,28	259.6	172.1	–
Long-term liability	16,18	69.5	8.2	2.7
Non-current provisions	17	731.5	727.3	674.5
Post-employment benefit obligations	26	6.8	32.4	26.0
Deferred income tax liability	19	–	–	54.9
		3,040.4	2,217.9	2,244.3
Total liabilities		$3,350.7	$2,962.7	$2,830.7
Shareholder’s equity
Shareholder’s capital	14	3,860.8	3,860.8	3,860.8
Contributed surplus	28	4.3	–	–
Deficit		(1,893.2)	(1,111.3)	(390.3)
Accumulated other comprehensive loss	25	(32.7)	(57.6)	(16.8)
Total shareholder’s equity		1,939.2	2,691.9	3,453.7
Total liabilities and shareholder's equity		$5,289.9	$5,654.6	$6,284.4

*See Note 3
Commitments [Note 29]
The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board of Directors:	(Signed)	(Signed)
	Randall Henderson, Director	Allan Buchignani, Director

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the years ended December 31,

		2013	2012	2011
(millions of Canadian dollars)	Notes		(Restated)*	(Restated)*

Petroleum, natural gas, and refined products sales		$5,518.6	$5,945.6	$4,589.2
Royalties		(153.9)	(164.6)	(195.5)
Revenues	20	5,364.7	5,781.0	4,393.7

Expenses
Purchased products for processing and resale	27	4,327.4	4,520.3	3,118.1
Operating	21	578.7	621.6	577.0
Transportation and marketing		28.0	26.6	35.9
General and administrative	21	68.7	65.6	62.6
Depletion, depreciation and amortization	9	612.8	688.4	626.7
Exploration and evaluation	11	12.3	24.9	18.3
Gains on disposition of property, plant and equipment	8,9	(34.1)	(30.3)	(7.9)
Finance costs	22	94.2	111.0	109.1
Risk management contracts gains	16	(4.4)	(0.5)	(6.7)
Foreign exchange (gains) losses	23	44.2	(1.3)	(4.0)
Impairment on property, plant and equipment	9	483.0	557.3	–
Loss before income tax		(846.1)	(802.6)	(135.4)

Income tax recovery	19	(64.2)	(81.6)	(30.0)
Net loss		$(781.9)	$(721.0)	$(105.4)

Other comprehensive loss (“OCL”)
Items that may be reclassified to net income
(Losses) gains on designated cash flow hedges, net of tax	16,25	(1.1)	(13.2)	19.4
Gains (losses) on foreign currency translation	25	7.9	(17.7)	21.5
Items that will not be reclassified to net income
Actuarial gains (losses), net of tax	25,26	18.1	(9.9)	(4.2)
Comprehensive loss		$(757.0)	$(761.8)	$(68.7)
*See Note 3

The accompanying notes are an integral part of these consolidated financial statements.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

					Accumulated
					Other	Total
		Shareholder’s	Contributed		Comprehensive	Shareholder’s
(millions of Canadian dollars)	Notes	Capital	Surplus	Deficit	Loss	Equity
Balance at December 31, 2012 (Restated)*		$3,860.8	$–	$(1,111.3)	$(57.6)	$2,691.9
Losses on derivatives designated as cash flow hedges, net of tax	25	–	–	–	(1.1)	(1.1)
Gains on foreign currency translation	25	–	–	–	7.9	7.9
Actuarial gains, net of tax	25	–	–	–	18.1	18.1
Shareholder loan	28	–	4.3	–	–	4.3
Net loss		–	–	(781.9)	–	(781.9)
Balance at December 31, 2013		$3,860.8	$4.3	$(1,893.2)	$(32.7)	$1,939.2

Balance at December 31, 2011 (Restated)*		$3,860.8	$–	$(390.3)	$(16.8)	$3,453.7
Losses on derivatives designated as cash flow hedges, net of tax	25	–	–	–	(13.2)	(13.2)
Losses on foreign currency translation	25	–	–	–	(17.7)	(17.7)
Actuarial losses, net of tax	25	–	–	–	(9.9)	(9.9)
Net loss		–	–	(721.0)	–	(721.0)
Balance at December 31, 2012 (Restated)*		$3,860.8	$–	$(1,111.3)	$(57.6)	$2,691.9

Balance at January 1, 2011 (Restated)*		$3,355.4	$–	$(284.9)	$(53.5)	$3,107.0
Issued for cash	7	505.4	–			505.4
Gains on derivatives designated as cash flow hedges, net of tax	25	–	–	–	19.4	19.4
Gains on foreign currency translation	25	–	–	–	21.5	21.5
Actuarial losses, net of tax	25	–	–	–	(4.2)	(4.2)
Net loss		–	–	(105.4)	–	(105.4)
Balance at December 31, 2011 (Restated)*		$3,860.8	$–	$(390.3)	$(16.8)	$3,453.7

*See Note 3

The accompanying notes are an integral part of these consolidated financial statements.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31
		2013	2012	2011
(millions of Canadian dollars)	Notes		(Restated)*	(Restated)*
Cash provided by (used in)
Operating Activities
Net loss		$(781.9)	$(721.0)	$(105.4)
Items not requiring cash
Depletion, depreciation and amortization		612.8	688.4	626.7
Accretion of decommissioning and environmental remediation liabilities	17,22	22.3	20.7	23.6
Unrealized (gains) losses on risk management contracts	16	0.5	1.1	(0.7)
Unrealized (gains) losses on foreign exchange	23	40.8	(1.2)	2.6
Unsuccessful exploration and evaluation costs	11	11.5	22.0	17.8
Impairment on property, plant and equipment	9	483.0	557.3	–
Gains on disposition of property, plant and equipment	9	(34.1)	(30.3)	(7.9)
Gains on redemption of convertible debentures	12,22	(3.6)	(0.1)	–
Deferred income tax recovery	19	(64.2)	(81.6)	(30.1)
Other non-cash items		2.4	(3.1)	4.9
Realized foreign exchange loss on senior unsecured credit facility	13	1.3	–	–
Settlement of decommissioning and environmental remediation liabilities	17	(19.6)	(20.4)	(22.1)
Change in non-cash working capital	24	(70.6)	11.0	51.1
		$200.6	$442.8	$560.5
Financing Activities
Issuance of common shares, net of issuance costs	7,14	–	–	505.4
Bank borrowing, net	12	293.8	135.1	343.3
Borrowings from related party loans	28	80.0	168.0	–
Borrowing on senior unsecured credit facility	13	395.4	–	–
Repayment of senior unsecured credit facility	13	(396.7)	–	–
Repayment of promissory note	12	(11.9)	–	–
Issuance of senior notes, net of issuance costs	12	634.4	–	–
Redemption of convertible debentures	12	(627.2)	(106.8)	–
Other cash items		–	(0.3)	–
		$367.8	$196.0	$848.7
Investing Activities
Additions to property, plant and equipment	9	(741.4)	(620.1)	(974.1)
Additions to exploration and evaluation assets	11	(16.7)	(41.1)	(50.9)
Business acquisitions	7	–	–	(509.8)
Property dispositions, net	8,9	160.5	87.2	4.5
Change in non-cash working capital	24	21.6	(63.8)	108.7
		$(576.0)	$(637.8)	$(1,421.6)
Change in cash		(7.6)	1.0	(12.4)
Effect of exchange rate changes		–	–	0.1
Cash, beginning of period		7.6	6.6	18.9
Cash, end of period		$–	$7.6	$6.6
Interest paid		$78.4	$83.9	$75.9
Income taxes paid		$–	$–	$0.1
*See Note 3

The accompanying notes are an integral part of these consolidated financial statements.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2013, 2012 and 2011
(Tabular amounts in millions of Canadian dollars unless otherwise indicated)

1.	Nature of Operations and Structure of the Company

Harvest Operations Corp. (“Harvest” or the “Company”) is an energy company in the business of the exploration, development, and production of crude oil, bitumen, natural gas and natural gas liquids in western Canada with a petroleum refining and marketing business located in the Province of Newfoundland and Labrador. Harvest has three reportable segments: Upstream, BlackGold oil sands (“BlackGold”) and Downstream. For further information regarding these reportable segments, see note 6.

Harvest is a wholly owned subsidiary of Korea National Oil Corporation (“KNOC”). The Company is incorporated and domiciled in Canada. Harvest’s principal place of business is located at 2100, 330 – 5th Avenue SW, Calgary, Alberta, Canada T2P 0L4.

2.	Basis of Presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Comparative information in respect of the previous period is provided.

These consolidated financial statements were approved and authorized for issue by the Board of Directors on March 6, 2014.

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current year consolidated financial statements as follows:

•

As at December 31, 2013, Harvest reclassified the property, plant and equipment balance to include other long-term assets. Comparative amounts in the statement of financial position were restated. As a result, $8.6 million was reclassified from “other long-term assets” to “property, plant and equipment” as at December 31, 2012 (January 1, 2012 - $7.1 million). The reclassifications had no impact to “total assets”.

•

In addition, to conform to the 2013 presentation of the write-down of investment tax credits (“ITCs”) which has been included in income tax recovery, Harvest reclassified the write-down of the ITCs from the year ended December 31, 2012 of $27.7 million from “impairment on property, plant and equipment” to “income tax recovery”. The reclassification had no impact to “net loss”.

In addition, Harvest presents an additional statement of financial position at the beginning of the earliest period presented when there is a retroactive application of an accounting policy that has a material impact to the Company. Please also refer to note 3a for the effects of the application of IAS 19R on the comparative periods.

Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for held-for-trading financial assets and derivative financial instruments, which are measured at fair value.

Functional and Presentation Currency

In these consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, which is the Company’s functional currency. All references to US$ are to United States dollars.

3.	Changes in Accounting Policies and Estimates

(a)	Change in accounting estimate
Up to September 30, 2013, Harvest calculated depletion expense using a unit-of-production method where all unamortized PP&E costs were depleted based on proved developed oil and gas reserves.

As at October 1, 2013, a change in estimate was prospectively applied to the depletion calculation whereby costs related to developed oil and gas properties continue to be depleted based on proved developed reserves. Depletion of costs related to undeveloped oil and gas properties will start once such properties are developed. The costs relating to undeveloped oil and gas assets are transferred to the depletable pool as the underlying reserves are developed through drilling activities. The method of depleting oil and gas assets using the unit-of-production method over proved developed reserves remains unchanged.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Harvest’s reserves profile has been trending towards a greater weighting of undeveloped reserves as a proportion of total reserves which triggered management to review the historical capital expenditures, reserves profile, and expected production profile of the Company. This change in estimate was made after the review and management concluded that the new estimation method would provide better matching of PP&E costs against the economic benefits from the periodic consumption of developed and undeveloped oil and gas assets of the Company.

If the new estimation method had been applied for the full year 2013, then the annual depreciation and depletion expense would be $83.4 million lower than if the previous estimation method remained applicable for the full year. Harvest expects a similar magnitude of decrease to the depletion and depreciation expense for 2014. Harvest could not determine the effect of the change in estimate for future periods beyond 2014 as the information will not be meaningful since reserves estimates, production profile and capital expenditures for future periods are subject to high level of uncertainty.

(b)	Changes in accounting policies
Effective January 1, 2013, Harvest has adopted the following new IFRS standards and amendments:

•

IAS 19, “Employee Benefits”, changes the recognition and measurement of defined benefit pension expense and termination benefits and expands disclosure requirements for all employee benefit plans. The amendments to the standard include the requirement to recognize changes in the defined benefit obligation and in the fair value of the plan assets as they occur, thus eliminating the corridor approach that was previously permitted under the standard. All actuarial gains and losses must be recognized immediately through other comprehensive income (“OCI”) and the net pension liability or asset must be recognized at the full amount of the plan deficit or surplus. An additional change to the standard is the elimination of the concept of expected return on plan assets that was previously recognized in net earnings and the introduction of the concept of net interest cost. The net interest cost is required to be recognized in net earnings and is calculated by applying the discount rate at the beginning of the reporting period to the net defined benefit liability or asset. As well under IAS 19R unvested past service costs are now recognized in profit or loss at the earlier of when the amendment occurs or when the related restructuring or termination costs are recognized. Other amendments include new disclosures, such as quantitative sensitivity disclosures.

The transition to IAS 19R impacted Harvest’s retained earnings and accumulated other comprehensive loss as a result of the recognition of the net interest cost in profit or loss and the elimination of expected return on plan assets. The impacts as at December 31, 2012, January 1, 2012 and January 1, 2011, were an increase in the cumulative prior periods’ pre-tax pension expense of $2.7 million, $1.6 million, and $0.7 million, respectively ($2.2 million, $1.3 million and $0.6 million after-tax, respectively) and a corresponding decrease in actuarial gains and losses recognized in accumulated other comprehensive loss.

For the year ended December 31, 2012, operating expense increased by $1.1 million (2011 – increased by $0.9 million), as a result of increased pension expense and net actuarial losses on defined benefit plans recognized in other comprehensive loss decreased by $1.1 million pre-tax or $0.9 million after-tax (2011 – decreased by $0.9 million pre-tax or $0.7 million after-tax).

Harvest has also reviewed the classification of its accrual for the long term incentive program and reclassified the portion that will not be paid within the next 12 months to the line item “long-term liability” on the balance sheet. The balance of $3.0 million as at December 31, 2012 and $1.9 million as at January 1, 2012 were reclassified to long-term liabilities.

The rest of the amendments within IAS 19R did not have any financial impact to Harvest.

•

IFRS 10, “Consolidated Financial Statements”, replaces the consolidation requirements in SIC-12, “Consolidation – Special Purpose Entities” and a portion of IAS 27. IFRS 10 changes the definition of control under IFRS. The retrospective application of this standard does not have any impact on Harvest’s financial statements.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

•

IFRS 11, “Joint Arrangements”, focuses on the rights and obligations of the joint arrangement, rather than its legal form and requires joint arrangements to be classified either as joint operations or joint ventures. The retrospective application of this standard does not have any impact on Harvest’s financial statements as substantially all assets are held in joint operations.

•

IFRS 12, “Disclosure of Interest in Other Entities”, is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, structure entities and other off balance sheet interests. The retrospective application of this standard does not have any impact on Harvest’s financial statements other than additional annual disclosures.

•

IFRS 13, “Fair Value Measurement”, provides a single source of guidance for fair value measurement and enhances disclosure requirements for information regarding fair value measurements. The adoption of this standard does not have any impact on Harvest’s financial statements, other than increasing the level of disclosures provided in note 16, Financial Instruments.

•

The amendments to IFRS 7 "Financial Instruments: Disclosures" enhanced the disclosure requirements related to offsetting of financial assets and financial liabilities. The adoption of these amendments does not have any impact to Harvest’s financial statements, other than increasing the level of annual disclosures provided in note 16, Financial Instruments.

•

In May 2013, the IASB released an amendment to IAS 36, “Impairment of Assets”. This amendment requires an entity to disclose the recoverable amount of a cash generating unit for which the entity has recognized or reversed an impairment loss during the reporting period. If the recoverable amount was determined using fair value less costs of disposal, detailed disclosure of how it has been measured will be required. The amendment requires retrospective application and is effective for annual periods beginning on or after January 1, 2014. As allowed by the standard, Harvest early adopted the amendment in the current period. Refer to note 9, Property, Plant and Equipment for the amended disclosure.

(c)	Accounting pronouncements

•

On June 27, 2013, the IASB issued amendments to IAS 39 “Financial Instruments: Recognition and Measurement” regarding hedge accounting and novation of derivatives. The amendment provides a relief from discontinuing hedge accounting when novation of a hedging instrument to a central counterparty meets specified criteria. The amendments are effective for annual periods beginning on or after January 1, 2014. Harvest does not expect material impact to its consolidated financial statements from this amendment.

•

IFRS 9 “Financial Instruments” is a three-phase project intended to replace IAS 39 “Financial Instruments: Recognition and Measurement”. In November 2009, the IASB issued the first phase of IFRS 9, which addresses classification and measurement of financial assets. In October 2010, IFRS 9 was updated to include guidance on financial liabilities and derecognition of financial instruments. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.

In November 2013, IFRS 9 was amended to include guidance on hedge accounting and allow entities to early adopt the requirement to recognize changes in fair value attributable to changes in an entity’s own credit risk, from financial liabilities designated under the fair value option, in OCI. In addition, the previous mandatory effective date of January 1, 2015 was removed but the standard is still available for early adoption. As the standard is still under development by the IASB, the full impact of this standard on Harvest’s consolidated financial statements will not be known until the project is complete. Harvest will continue to monitor the changes to this standard as they arise and will assess the impact accordingly.

•

In December 2011, the IASB issued amendments to IAS 32 “Financial Instruments: Presentation” to clarify the requirements for offsetting of financial assets and financial liabilities. The amendments to IAS 32 clarify that the right to offset must be available on the current date and cannot be contingent on a future event. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014, requiring retrospective application. Harvest does not expect material impact to its consolidated financial statements from this amendment.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

4.	Significant Accounting Policies

	(a)	Consolidation

These consolidated financial statements include the accounts of Harvest and its subsidiaries. All inter-entity transactions and balances have been eliminated upon consolidation. Subsidiaries are fully consolidated from the date of acquisition, being the date on which Harvest obtains control, and continue to be consolidated until the date that such control ceases. Control is achieved when Harvest is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, Harvest controls its subsidiaries as the Company has all of the following via its 100% ownership:

•	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee)
•	Exposure, or rights, to variable returns from its involvement with the investee
•	The ability to use its power over the investee to affect its returns

The financial statements of the subsidiaries are prepared for the same reporting period as Harvest, using consistent accounting policies. The consolidated financial statements of the Company include the following subsidiaries:

Subsidiary	Principal activities	Country of	% Equity
		incorporation	interest
Harvest Breeze Trust No. 1	Oil exploration and production	Canada	100
Harvest Breeze Trust No. 2	Oil exploration and production	Canada	100
Breeze Resources Partnership	Oil exploration and production	Canada	100
Hay River Partnership	Oil exploration and production	Canada	100
North Atlantic Refining Limited	Petroleum refining and marketing	Canada	100

(b)	Interests in Joint Arrangements

Harvest conducts substantially all of its Upstream petroleum and natural gas production activities through joint operations. Joint operation is a type of joint arrangement over which two or more parties have joint control and rights to the assets and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require unanimous consent of the parties sharing control. Harvest does not have any joint arrangements that are material to the Company, or that are structured using separate vehicles. In relation to its interests in joint operations, Harvest recognizes in the consolidated financial statements its share of assets, liabilities, revenues and expenses of the arrangements.

(c)	Revenue Recognition

Revenues associated with the sale of crude oil, natural gas, natural gas liquids and refined products are recognized when title passes to customers and payment has either been received or collection is reasonably certain. Revenues for retail services are recorded when the services are provided. Revenues are measured at the fair value of the consideration received or receivable.

(d)	Inventories

Inventories are carried at the lower of cost or net realizable value. The costs of petroleum product inventory are determined using the weighted average cost method in Downstream and the first in, first out method in Upstream. Inventory costs include all cost of production such as the cost of purchased crude oil and other feedstocks, other related operating costs and purchased products for resale. The valuation of inventory is reviewed at the end of each month. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed. The reversal is limited to the amount of the original write-down. The costs of parts and supplies inventories are determined under the average cost method.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(e)	Property, Plant, and Equipment (“PP&E”) and Exploration and Evaluation (“E&E”) Assets

	(i)	Upstream and BlackGold
Exploration and evaluation expenditures
Prior to acquiring the legal rights to explore an area, all costs are charged directly to the statement of comprehensive loss as E&E expense.

Once the legal rights to explore are acquired, all costs directly associated with the E&E are capitalized. E&E costs are those expenditures incurred for identifying, exploring and evaluating new pools including acquisition of land and mineral leases, geological and geophysical costs, decommissioning costs, E&E drilling, sampling, appraisals and directly attributable general and administrative costs. All such costs are subject to technical, commercial and management review to confirm the continued intent to develop. When this is no longer the case, the costs are charged to net income as E&E expense. When technical feasibility and commercial viability are established, the relevant expenditure is transferred to PP&E after impairment is assessed and any resulting impairment loss is recognized. If no potentially commercial petroleum is discovered from exploration drilling, the relating E&E assets are written off through the statement of comprehensive loss.

E&E assets are not amortized but are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For purposes of impairment testing, E&E assets are allocated to cash generating units (“CGUs”). The impairment of E&E assets, and any eventual reversal thereof, is recognized as E&E expense in the statement of comprehensive loss.

Development costs

The Upstream and BlackGold PP&E generally represent costs incurred in acquiring and developing proved and/or probable reserves, and bringing in or enhancing production from such reserves. Development costs include the initial purchase price and directly attributable costs relating to land and mineral leases, geological and seismic studies, property acquisitions, development drilling, construction of gathering systems and infrastructure facilities, decommissioning costs, transfers from E&E assets, and for qualifying assets, borrowing costs. These costs are accumulated on a field or an area basis (major components).

Major capital maintenance projects such as well work-overs, major overhauls and turnarounds are capitalized but general maintenance and repair costs are charged against income. Where a major part of an asset is replaced, it is capitalized within PP&E and the carrying amount of the replaced component is derecognized immediately. The capitalized major capital maintenance projects and replacement parts are amortized as separate components if their useful lives are different from the associated assets. The costs of the day-to-day servicing of PP&E are recognized in net income as incurred.

PP&E are stated at historical cost, less accumulated depreciation, depletion, amortization and impairment losses.

For exchanges that involve only unproven properties, the exchange is accounted for at cost. Exchanges of development and production assets are measured at fair value unless the exchange transaction lacks commercial substance or if neither the fair value of the assets given up nor the assets received can be reliably estimated. Any gains or losses on de-recognition of the asset given up is included in net income.

Depletion, Depreciation and Amortization

Costs incurred related to developed oil and gas properties are depleted using the unit-of-production basis over the proved developed reserves. Cost related to undeveloped oil and gas properties are not immediately included in the depletable pool of developed assets but are transferred to the depletable pool as the reserves are developed through drilling activities.

Certain major components within PP&E such as capitalized maintenance and replacement parts are amortized on a straight-line basis over their respective useful lives, which in general is around four years. Costs of major development projects under construction are excluded from the costs subject to depletion until they are available for use.

Corporate and administrative assets are depreciated on a straight-line basis over the individual assets’ useful lives.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Harvest reviews its PP&E’s residual values, useful lives and methods of depreciation at each reporting period and adjusted prospectively, if appropriate.

(ii)	Downstream

PP&E related to the refining assets are recorded at cost. General maintenance and repair costs are expensed as incurred. Major replacements and capital maintenance projects such as turnaround costs are capitalized. Improvements that increase or prolong the service life or capacity of an asset are capitalized.

Depreciation

When significant parts of an item of PP&E have different useful lives, they are accounted for as separate items (major components). Depreciation of recorded cost less the residual value is provided on a straight-line basis over the estimated useful life of the major components as set out below.

Asset	Period
Refining and production plant:
Processing equipment	5 – 35 years
Structures	15 – 20 years
Catalysts and turnarounds	2 – 8 years
Tugs	25 years
Buildings	10 – 20 years
Vehicles	2 – 7 years
Office and computer equipment	3 – 5 years

(iii)	Disposal of assets

An item of PP&E and any significant part initially recognized is derecognized upon disposal or abandonment. Gains and losses on disposal are determined by comparing the proceeds from disposal with the carrying amount of the item of PP&E and are recognized in the period of disposal.

(iv)	Impairment of Property, Plant and Equipment and Exploration and Evaluation Assets

Harvest assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, Harvest estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s fair value less costs to sell (“FVLCS”) and its value-in-use (“VIU”). The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. In such case, an impairment test is performed at the CGUs level. A CGU is a group of assets that Harvest aggregates based on their ability to generate largely independent cash flows.

Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. To determine VIU, the Company estimates the present value of the future net cash flows expected to derive from the continued use of the asset or CGU without consideration for potential enhancement or improvement of the underlying asset’s performance. Discount rates that reflect the market assessments of the time value of money and the risks specific to the asset or CGU are used. In determining FVLCS, discounted cash flows and recent market transactions are taken into account, if available. These calculations are corroborated by valuation multiples or other available fair value indicators.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the previously recognized impairment loss is reversed. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior periods. Such reversal is recognized in net income.

(f)	Capitalized Interest

Interest on major development projects is capitalized until the project is complete using the weighted-average interest rate on Harvest’s general borrowings. In situations where Harvest borrows funds specifically to acquire a qualifying asset or project, interests on these funds are also capitalized. Capitalized interest is limited to the actual interest incurred.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(g)	Assets Held for Sale

Non-current assets are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is met when the sale is highly probable and the asset is available for immediate sale in its present condition.

The assets or disposal groups classified as held for sale are measured at the lower of the carrying amount and FVLCS, with impairments recognized in the consolidated statement of comprehensive loss. Non-current assets held for sale are presented in current assets and liabilities within the consolidated statement of financial positions. Assets held for sale are not depreciated, depleted or amortized.

(h)	Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition including any contingent consideration is measured as the aggregate of the consideration transferred at acquisition date fair value. The acquired identifiable net assets are measured at their fair value at the date of acquisition. Any excess of the consideration transferred over the fair value of the net assets acquired is recognized as goodwill. Any deficiency of the consideration transferred below the fair value of the net assets acquired is recorded as a gain in net income. Associated transaction costs are expensed when incurred. Any contingent consideration to be transferred to the vendor is recognized at fair value at the acquisition date. Contingent consideration classified as a financial asset or liability is measured at fair value, with changes in fair value recorded in net income.

Those petroleum reserves and resources that are able to be reliably valued are recognized in the assessment of fair values on acquisition. The fair value of oil and natural gas interests is estimated with reference to the discounted cash flows expected to be derived from oil and natural gas production based on reserve estimates. The risk-adjusted discount rate is specific to the asset with reference to general market conditions.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to groups of CGUs that are expected to benefit from the combination. Goodwill is carried at cost less impairment and is not amortized.

Goodwill is assessed for impairment annually at year-end or more frequently if events occur that could result in impairment. The recoverable amount is determined by calculating the recoverable amount of the group of CGUs that goodwill has been allocated to. The excess of the carrying value of goodwill over the recoverable amount is then recognized as impairment and charged to net income in the period in which it occurs. An impairment loss in respect of goodwill is not reversed.

Where goodwill forms part of a CGU and part of the operation in that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in these circumstances is measured based on the relative values of the disposed operation and the portion of the CGU retained.

(i)	Provisions
(i)	General

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expenses relating to provisions are generally presented in the income statement net of any reimbursement except for decommissioning liabilities. If the effect of the time value of money is material, provisions are discounted using a current discount rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

(ii)	Decommissioning Liabilities

Harvest recognizes the present value of any decommissioning liabilities as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and normal use of the assets. Harvest uses a risk-free rate to estimate the present value of the expenditure required to settle the present obligation at the reporting date. The associated decommissioning costs are capitalized as part of the carrying amount of the related asset and the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance costs whereas changes in the estimated future cash flows are capitalized. Actual costs incurred upon settlement of the decommissioning obligation are charged against the decommissioning liabilities.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(iii)	Environmental Remediation Liabilities

Environmental expenditures related to an existing condition caused by past operations are expensed. Environmental liabilities are recognized when a clean-up is probable and the associated costs can be reliably estimated. The amount recognized is the best estimate of the expenditure required. When the liability will not be settled for a number of years, the amount recognized is the present value of the estimated future expenditure.

(iv)	Contingencies

A contingency is disclosed where the existence of an obligation will only be confirmed by future events, or where the amount of a present obligation cannot be measured reliably or will likely not result in an economic outflow. Contingent assets are only disclosed when the inflow of economic benefits is probable.

(j)	Income Taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in net income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax liabilities and assets are generally not recognized for temporary differences arising on:

•	investments in subsidiaries and associates and interests in joint ventures;
•	the initial recognition of goodwill; or
•	the initial recognition of an asset or liability in a transaction which is not a business combination.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, and Harvest intends to settle current tax liabilities and assets on a net basis.

Deferred tax assets are recognized for all deductible temporary difference the carry-forward of unused tax credits and any unused tax losses, to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets, both recognized and unrecognized are reviewed at each reporting date and are adjusted to the extent that it is probable that the related tax benefit will be realized.

Harvest is entitled to certain investment tax credits on qualifying manufacturing capital expenditures relating to its Downstream operations. At each period end, Harvest reviews and if appropriate reduces the balance to the extent that it is no longer probable that the investment tax credit will be realized. Any reduction is recorded under “income tax expense (recovery)” in the statement of comprehensive loss.

(k)	Post-Employment Benefits
Harvest’s Downstream operations maintains a defined benefit pension plan and a defined benefit health care plan, which cover the majority of its employees and their surviving spouses.

The cost of providing the defined pension benefits and other post-retirement benefits is actuarially determined by an independent financial security firm using the projected unit credit method reflecting management’s best estimates of discount rates, rate of compensation increase, retirement ages of employees, and expected health care costs. The benefit plan expenses include the current service costs and the net interest expense on the net obligation. Net interest expense is calculated by applying the discount rate to the net defined benefit asset or liability. Harvest recognizes its benefit plan expenses under operating expenses in the statement of comprehensive loss. Harvest does not have any past service costs arising from plan amendments, curtailment or restructuring.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Pension plan assets are measured at fair values with the difference between the fair value of the plan assets and the total employee benefit obligation recorded on the statement of financial position. Actuarial gains or losses are recognized in other comprehensive income immediately, which are not reclassified to net income in subsequent periods.

(l)	Currency Translation

Foreign currency-denominated transactions are translated to the respective functional currencies of Harvest’s entities at exchange rates at the date of the transactions. Non-monetary items measured at historical cost are not subsequently re-translated. Monetary assets and liabilities denominated in foreign currencies are converted into Harvest’s functional currencies at the exchange rate at the reporting date. Conversion gains and losses on monetary items are included in net income in the period in which they arise.

Harvest’s Downstream operations’ functional currency is the U.S. dollar, while Harvest’s presentation currency is the Canadian dollar. Therefore, the Downstream operations’ assets and liabilities are translated at the period-end exchange rates, while revenues and expenses are translated using monthly average rates. Translation gains and losses relating to the foreign operations are included in accumulated other comprehensive income as a separate component of shareholder’s equity.

(m)	Financial Instruments

Harvest recognizes financial assets and financial liabilities, including derivatives, on the consolidated statements of financial position when the Company becomes a party to the contract. Financial liabilities are removed from the consolidated financial statements when the liability is extinguished either through settlement of or release from the obligation of the underlying liability. Financial assets are derecognized when (1) the rights to receive cash flows from the assets have expired or (2) the Company has transferred its rights to receive cash flows from the assets or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the assets, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the assets, but has transferred control of the asset.

Harvest initially measures all financial instruments at fair value. Subsequent measurement of the financial instruments is based on their classification. Financial assets are classified into the following categories: held for trading, available for sale, held-to-maturity investments and loans and receivables. Financial liabilities are classified as held for trading or other financial liabilities. Harvest has not designated any financial asset or liability at fair value through profit or loss.

Commodity contracts that are entered into and continue to be held for the purpose of the receipt or delivery of commodity in accordance with the Company’s expected purchase, sale or usage fall within the normal purchase or sale exemption and are accounted for as executor contracts.

Financial assets and financial liabilities classified as held for trading are measured at fair value with changes in those fair values recognized in net income. Financial assets classified as either held-to-maturity or loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair values with changes in those fair values recognized in other comprehensive income.

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Transaction costs relating to financial instruments classified as held for trading are expensed in net income in the period that they are incurred. For transaction costs that are directly attributable to the acquisition or issuance of financial instruments not classified as held for trading, they are included in the costs of the financial instruments upon initial recognition.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Harvest assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired, as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. For loans and receivables, the carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in the statement of comprehensive loss.

(n)	Hedges

Harvest uses derivative financial instruments such as foreign currency contracts and financial commodity contracts to hedge its foreign currency risks and commodity price risks. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are recorded in net income, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income.

At the inception of a hedge relationship, Harvest formally designates and documents the hedge relationship to which the Company intends to apply hedge accounting. The designation document includes the risk management objective and strategy for undertaking the hedge, the identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the hedge effectiveness. Upon designation and at each reporting date, Harvest assesses hedge effectiveness by performing regression analysis to assess the relationship between the hedged item and hedging instrument. Only if such hedges are highly effective in achieving offsetting changes in fair value or cash flows will Harvest continue to apply hedge accounting.

The effective portion of the gain or loss on the hedging instrument is recognized directly in other comprehensive income, while any ineffective portion is recognized immediately in net income. Amounts recognized in other comprehensive income are transferred to the statement of comprehensive loss when the hedged transaction affects net income, such as when the hedged forecasted transaction occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognized in other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction is no longer expected to occur, the cumulative gain or loss previously recognized in other comprehensive income is transferred to net income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gains or losses previously recognized in other comprehensive income remain in other comprehensive income until the forecast transaction affects net income.

(o)	Leases

Leases or other arrangements that convey a right to use a specific asset are classified as either finance or operating leases. Finance leases transfer to the Company substantially all of the risks and benefits incidental to ownership of the leased item. Finance leases are capitalized at the commencement of the lease term at the lower of the fair value of the leased asset or the present value of the minimum lease payments. Capitalized leased assets are amortized over the shorter of the estimated useful life of the assets and the lease term. Operating lease payments are recognized as an expense in the income statement on a straight line basis over the lease term.

(p)	Fair Value Measurement

Harvest measures derivatives at fair value at each balance sheet date and, for the purposes of impairment testing, uses FVLCS to determine the recoverable amount of some of its non-financial assets. Also, fair values of financial instruments measured at amortized cost are disclosed in note 16.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the following markets that are accessible by the Company:

•	the principal market for the asset or liability, or
•	in the absence of a3 principal market, the most advantageous market for the asset or liability

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

Harvest uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy; described as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

•	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities
•	Level 2 — Valuation techniques for which the lowest-level input that is significant to the fair value measurement is directly or indirectly observable
•	Level 3 — Valuation techniques for which the lowest-level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements on a recurring basis, Harvest determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest-level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

5.	Use of Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant estimates and judgments made by management in the preparation of these consolidated financial statements are outlined below:

	(a)	Joint arrangements

Judgment is required to determine when Harvest has joint control over an arrangement, which requires an assessment of the relevant activities and when the decisions in relation to those activities require unanimous consent. Harvest has determined that the relevant activities for its joint arrangements are those relating to the operating and capital decisions of the arrangement, such as approval of the capital expenditure program. The considerations made in determining joint control are similar to those necessary to determine control over subsidiaries. Refer to note 4 for more details.

	(b)	Reserves

The provision for depletion and depreciation of Upstream assets is calculated on the unit-of-production method based on proved developed reserves. As well, reserve estimates impact net income through the application of impairment tests. Provision for Upstream and BlackGold’s decommissioning liability may change as changes in reserve lives affect the timing of decommissioning activities. The recognition and carrying value of deferred income tax assets relating to Upstream and BlackGold may change as reserve estimates impact Harvest’s estimates of the likely recoverability of such assets. Revisions or changes in the reserve estimates can have either a positive or a negative impact on net income and PP&E.

The process of estimating reserves is complex and requires significant judgments based on available geological, geophysical, engineering and economic data. In the process of estimating the recoverable oil and natural gas reserves and related future net cash flows, Harvest incorporates many factors and assumptions, such as:

•	expected reservoir characteristics based on geological, geophysical and engineering assessments;
•	future production rates based on historical performance and expected future operating and investment activities;
•	future commodity prices and quality differentials;
•	discount rates; and
•	future development costs.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

On an annual basis, the Company engages qualified, independent reserves evaluators to evaluate Harvest’s reserves data.

Significant judgment is required to determine the future economic benefits of the oil and gas assets and in turn, to derive the proper DD&A estimate. This includes the interpretation and application of reserves estimates, the selection of the reserves base for the unit of production calculation and the matching of capitalized costs with the benefit of production.

(c)	Impairment of long-lived assets

Long-lived assets (goodwill, PP&E and E&E assets) are aggregated into CGUs based on their ability to generate largely independent cash inflows and are used for impairment testing. The determination of the Company's CGUs is subject to significant judgment; product type, internal operational teams, geology and geography were key factors considered when grouping Harvest’s oil and gas assets into the CGUs.

PP&E is tested for impairment when indications of impairment exist. PP&E impairment indicators include declines in commodity prices, production, reserves and operating results, cost overruns and construction delays. E&E impairment indicators include expiration of the right to explore and cessation of exploration in specific areas, lack of potential for commercial viability and technical feasibility and when E&E costs are not expected to be recovered from successful development of an area. The determination of whether such indicators exist requires significant judgment.

The recoverable amounts of CGUs and individual assets are determined based on the higher of VIU calculations and estimated FVLCS. To determine the recoverable amounts, Harvest uses reserve estimates for both the Upstream and BlackGold operating segments and expected future cash flows for the Downstream operations. The estimates of reserves, future commodity prices, refining margins, forecast refinery utilization and yields, discount rates, operating expenses and sustaining capital expenditures require significant judgments. FVLCS is determined using significant judgments, see note 5(i) below for further discussion.

(d)	Provisions

In the determination of provisions, management is required to make a significant number of estimates and assumptions with respect to activities that will occur in the future including the ultimate amounts and timing of settlements, inflation factors, risk-free discount rates, emergence of new restoration techniques and expected changes in legal, regulatory, environmental and political environments. A change in any one of the assumptions could impact the estimated future obligation and in return, net income and in the case of decommissioning liabilities, PP&E.

(e)	Employee benefits

Harvest’s Downstream operations maintains a defined benefit pension plan and provides certain post- retirement health care benefits, which cover the majority of its Downstream employees and their surviving spouses. An independent actuary determines the costs of the Company’s employee future benefit programs using certain management assumptions and estimates such as, the expected plan investment performance, salary escalation, retirement ages of employees, expected health care costs, employee turnover and discount rates. The obligation and expense recorded related to Harvest’s employee future benefit plans could increase or decrease if there were to be a change in these estimates.

The Company also maintains a long-term incentive plan which is a performance-based program. As a result, the compensation costs accrued for the plan are subject to the estimation of what the ultimate payout will be and are subject to management’s judgment as to whether or not the performance criteria will be met.

(f)	Fair value of acquired assets and liabilities

Business acquisitions are accounted for using the acquisition method. Under this method, the consideration transferred is allocated to the assets acquired and the liabilities assumed based on the fair values at the time of the acquisition. In determining the fair value of the assets and liabilities, Harvest is often required to make assumptions and estimates, such as reserves, future commodity prices, fair value of undeveloped land, discount rates, decommissioning liabilities and possible outcome of any assumed contingencies. Changes in any of these assumptions would impact amounts assigned to assets and liabilities and goodwill in the consideration transferred allocation and as a result, future net income.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(g)	Risk management contracts

Derivative risk management contracts are valued using valuation techniques with market observable inputs. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodity. Changes in any of these assumptions would impact fair value of the risk management contracts and as a result, future net income and other comprehensive income. For risk management contracts designated as hedges, changes in the above mentioned assumptions may impact hedge effectiveness assessment and Harvest’s ability to continue applying hedge accounting.

(h)	Income taxes

Tax interpretations, regulations and legislation in the various jurisdictions in which Harvest and its subsidiaries operate are subject to change. The Company is also subject to income tax audits and reassessments which may change its provision for income taxes. Therefore, the determination of income taxes is by nature complex, and requires making certain estimates and assumptions.

Harvest recognizes the net deferred tax benefit related to deferred tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred tax assets requires the Company to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

(i)	Fair value measurements

Significant judgment is required to determine what assumptions market participants would use to price an asset or a liability, such as forward prices, foreign exchange rates and discount rates. A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. To determine “highest and best use” requires further judgment. Changes in estimates and assumptions about these inputs could affect the reported fair value.

(j)	Contingencies

Contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

6.	Segment Information

Harvest’s operating segments are determined based on the nature of the products and services. The following summary describes the operations in each of the segments:

•	Upstream operations consist of exploration, development, production and subsequent sale of petroleum, natural gas and natural gas liquids in western Canada.
•

The BlackGold Oil sands project is located near Conklin, Alberta. Phase 1 of the project that is designed to produce 10,000 barrels of bitumen per day is currently under construction and development. BlackGold will use steam assisted gravity drainage technology to recover bitumen.

•

Downstream operations include the purchase and refining of crude oil at a medium gravity sour crude oil hydrocracking refinery, and the sale of the refined products to commercial, wholesale and retail customers. Downstream is located in the Province of Newfoundland and Labrador.

	Year Ended December 31(3)
		Upstream(2)			Downstream(2)			Total
	2013	2012	2011	2013	2012	2011	2013	2012	2011
					(Restated)*	(Restated)*		(Restated)*	(Restated)*
Petroleum, natural gas and refined products sales(1)	$1,101.7	$1,193.5	$1,286.9	$4,416.9	$4,752.1	$3,302.3	$5,518.6	$5,945.6	$4,589.2
Royalties	(153.9)	(164.6)	(195.5)	–	–	–	(153.9)	(164.6)	(195.5)
Revenues	$947.8	$1,028.9	$1,091.4	$4,416.9	$4,752.1	$3,302.3	$5,364.7	$5,781.0	$4,393.7

Expenses
Purchased products for resale and processing	–	–	–	4,327.4	4,520.3	3,118.1	4,327.4	4,520.3	3,118.1
Operating	345.6	359.0	350.4	233.1	262.6	226.6	578.7	621.6	577.0
Transportation and marketing	22.6	22.2	29.6	5.4	4.4	6.3	28.0	26.6	35.9
General and administrative	68.1	65.0	60.8	0.6	0.6	1.8	68.7	65.6	62.6
Depletion, depreciation and amortization	530.0	579.5	535.7	82.8	108.9	91.0	612.8	688.4	626.7
Exploration and evaluation	12.3	24.9	18.3	–	–	–	12.3	24.9	18.3
Gains on disposition of PP&E	(33.9)	(30.3)	(7.9)	(0.2)	–	–	(34.1)	(30.3)	(7.9)
Risk management contracts gains	(4.4)	(0.5)	(6.7)	–	–	–	(4.4)	(0.5)	(6.7)
Impairment on PP&E	24.1	21.8	–	458.9	535.5	–	483.0	557.3	–
Operating income (loss)	$(16.6)	$(12.7)	$111.2	$(691.1)	$(680.2)	$(141.5)	$(707.7)	$(692.9)	$(30.3)

Finance costs							94.2	111.0	109.1
Foreign exchange gains (losses)							44.2	(1.3)	(4.0)
Loss before income tax							$(846.1)	$(802.6)	$(135.4)

Income tax recovery							(64.2)	(81.6)	(30.0)
Net loss							$(781.9)	$(721.0)	$(105.4)
*See Note 3.

(1)

Of the total Downstream revenue, one customer represents sales of $3.7 billion for the year ended December 31, 2013 (2012- one customer with sales of $4.0 billion; 2011 – two customers with sales of $1.6 billion and $586 million). No other single customer within either segment represents greater than 10% of Harvest’s total revenue.

(2)	There is no intersegment activity.
(3)	The BlackGold segment is under development, as such, there are no operating activities to report.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 31, 2013
Capital Additions	Upstream	BlackGold	Downstream	Total
Additions to PP&E	$305.6	$444.5	$53.2	$803.3
Additions to E&E	16.7	–	–	16.7
Property acquisitions (dispositions), net	(155.6)	0.7	(0.2)	(155.1)
Total expenditures	$166.7	$445.2	$53.0	$664.9

	Year Ended December 31, 2012
Capital Additions	Upstream	BlackGold	Downstream	Total
Additions to PP&E	$406.4	$164.1	$54.2	$624.7
Additions to E&E	41.1	–	–	41.1
Property acquisitions (dispositions), net	(84.3)	–	–	(84.3)
Total expenditures	$363.2	$164.1	$54.2	$581.5

	Year Ended December 31, 2011
Capital Additions	Upstream	BlackGold	Downstream	Total
Business acquisition	$548.3	$–	$–	$548.3
Additions to PP&E	588.7	101.2	284.2	974.1
Additions to E&E	50.9	–	–	50.9
Property acquisitions (dispositions), net	2.6	–	–	2.6
Total expenditures	$1,190.5	$101.2	$284.2	$1,575.9

	Total Assets	PP&E	E&E	Goodwill
December 31, 2013
Upstream	$3,794.0	$3,166.2	$59.4	$379.8
BlackGold	1,144.0	1,138.8	–	–
Downstream	351.9	156.4	–	–
Total	$5,289.9	$4,461.4	$59.4	$379.8
December 31, 2012
Upstream	$4,146.6	$3,507.6	$73.4	$391.8
BlackGold	684.9	679.8	–	–
Downstream	823.1	604.5	–	–
Total	$5,654.6	$4,791.9	$73.4	$391.8
January 1, 2012
Upstream	$4,292.9	$3,687.7	$74.5	$404.9
BlackGold	583.4	497.3	–	–
Downstream	1,408.1	1,222.5	–	–
Total	$6,284.4	$5,407.5	$74.5	$404.9

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

7.	Business Combination

On February 28, 2011, Harvest acquired certain petroleum and natural gas assets of Hunt Oil Company of Canada, Inc. and Hunt Oil Alberta, Inc. (collectively “Hunt”) for total cash consideration of $511.0 million. KNOC provided $505.4 million of equity to fund the acquisition and acquisition costs were $1.3 million for the year ended December 31, 2011.

The acquisition was accounted for as a business combination. The fair values of identifiable assets and liabilities, including interim adjustments as at the date of acquisition were:

Property, plant and equipment	$530.9
Evaluation and exploration assets	18.6
Decommissioning and environmental remediation liabilities	(38.0)
Other liabilities	(0.5)
Cash consideration	$511.0

The final review of the fair value of the purchase price allocation was completed at December 31, 2011. These consolidated financial statements incorporate the results of operations of Hunt from February 28, 2011. For the year ended December 31, 2011, the Hunt assets contributed $133.0 million of revenue and $96.6 million to Harvest’s earnings before depletion and income tax. If the acquisition had been completed on the first day of 2011, Harvest’s revenues for the year ended December 31, 2011 would have been $14.6 million higher and the earnings before depletion and income tax would have been $7.4 million higher.

8.	Assets Held For Sale

In February 2013, Harvest completed the sale of selected non-core oil and gas properties in Alberta and British Columbia that had been recorded in assets held for sale for proceeds of approximately $9.0 million. The sale of these assets resulted in a gain of $4.3 million in Harvest’s Upstream segment, which is included in gains on disposition of property, plant and equipment in the statement of comprehensive loss for the year ended December 31, 2013.

Assets held for sale
Exploration and evaluation	$0.4
Property, plant and equipment, net	13.8
Goodwill	2.7
Assets held for sale December 31, 2012	$16.9
Disposals	(16.9)
Assets held for sale December 31, 2013	$–

Liabilities associated with assets held for sale
Decommissioning liabilities December 31, 2012	$11.9
Disposals	(11.9)
Liabilities associated with assets held for sale December 31, 2013	$–

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

9.	Property, Plant and Equipment (“PP&E”)

	Upstream	BlackGold	Downstream	Total
Cost:
As at January 1, 2012	$4,707.7	$497.3	$1,378.6	$6,583.6
Additions	406.4	164.1	54.2	624.7
Acquisitions	1.3	–	–	1.3
Change in decommissioning liabilities	82.7	18.4	1.2	102.3
Transfers from E&E	19.2	–	–	19.2
Exchange adjustment	–	–	(29.5)	(29.5)
Disposals	(108.8)	–	(11.5)	(120.3)
Investment tax credits	–	–	(2.7)	(2.7)
Transfers to assets held for sale	(23.0)	–	–	(23.0)
As at December 31, 2012	$5,085.5	$679.8	$1,390.3	$7,155.6
Additions	305.6	444.5	53.2	803.3
Acquisitions	16.3	0.7	–	17.0
Disposals	(177.9)	–	(4.9)	(182.8)
Change in decommissioning liabilities	31.5	13.8	–	45.3
Transfers from E&E	11.3	–	–	11.3
Exchange adjustment	–	–	99.4	99.4
As at December 31, 2013	$5,272.3	$1,138.8	$1,538.0	$7,949.1

Accumulated depletion, depreciation, amortization and impairment losses:
As at January 1, 2012	$1,020.0	$–	$156.1	$1,176.1
Depreciation, depletion and amortization	579.5	–	108.9	688.4
Disposals	(34.2)	–	(11.5)	(45.7)
Impairment	21.8	–	535.5	557.3
Exchange adjustment	–	–	(3.2)	(3.2)
Transfers to assets held for sale	(9.2)	–	–	(9.2)
As at December 31, 2012	$1,577.9	$–	$785.8	$2,363.7
Depreciation, depletion and amortization	530.0	–	82.8	612.8
Disposals	(25.9)	–	(4.7)	(30.6)
Impairment	24.1	–	458.9	483.0
Exchange adjustment	–	–	58.8	58.8
As at December 31, 2013	$2,106.1	$–	$1,381.6	$3,487.7

Net Book Value:
As at December 31, 2013	$3,166.2	$1,138.8	$156.4	$4,461.4
As at December 31, 2012	$3,507.6	$679.8	$604.5	$4,791.9
As at January 1, 2012	$3,687.7	$497.3	$1,222.5	$5,407.5

General and administrative costs directly attributable to PP&E addition activities of $19.6 million have been capitalized during the year ended December 31, 2013 (2012 – $21.6 million; 2011 – $21.4 million). Borrowing costs relating to the development of BlackGold assets have been capitalized within PP&E during the year ended December 31, 2013 in the amount of $19.8 million (2012 – $10.8 million; 2011 – $4.5 million), at a weighted average interest rate of 4.8% (2012 – 5.7%; 2011 – 6.7%). No borrowing costs were capitalized for year ended December 31, 2013 for the Downstream debottlenecking project as this asset was written down during the fourth quarter of 2012 and no longer qualifies for capitalizing borrowing costs (2012 – $2.7 million at a weighted average interest rate of 5.7%; 2011 – $4.1 million at a weighted average interest rate of 6.7%). PP&E additions also include non-cash additions relating to the BlackGold deferred payment of $71.5 million (December 31, 2012 –$4.7 million; January 1, 2012 – $nil) (see note 18).

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2013, the following costs were excluded from the asset base subject to depreciation, depletion and amortization: BlackGold oil sands assets of $1.1 billion (December 31, 2012 – $679.8 million; January 1, 2012 – $497.3 million), Downstream assets under construction of $37.0 million (December 31, 2012 – $42.4 million; January 1, 2012 – $102.5 million); and Downstream major parts inventory of $8.3 million (December 31, 2012 –$7.4 million; January 1, 2012 – $7.5 million).

Downstream operations have experienced continuing losses due to lower than expected crack spreads and increased regulatory costs. During the second half of 2013, Harvest commenced a process to evaluate various business opportunities pertaining to the Downstream business, including but not limited to introduction of joint venture partners, disposition in whole or in part as well as multiple economic scenarios for future operations. As at December 31, 2013, no decision has been made out of this review, but during the review process, management gathered various external information that triggered an impairment assessment of the refinery. As a result, during the fourth quarter of 2013, Downstream recorded an impairment of $458.9 million (2012 – $535.5 million; 2011 –$nil) on its refinery CGU relating to the PP&E to reflect the excess of the carrying value over the assessed recoverable amount. The recoverable amount was based on the CGU’s VIU, estimated using the net present value of future cash flows and using a pre-tax discount rate of 16% (2012 – 16%; 2011 – nil). Cash flows were projected using the estimated life of the facility which is 40 years. The recoverable amount as at December 31, 2013 for the refinery CGU was $132.7 million (2012 – $581.9 million). The VIU model did not include any expected cash flows from capital enhancement projects but does assumes a partial plant outage for major maintenance work every two years commencing in 2014 and a full plant outage every six years commencing 2016. The pre-tax discount rate of 16% incorporated the various risks inherent in the industry and in forecasting uncertainties. The following assumptions where used in the VIU model for determining gross margin per barrel:

	Crack spread per bbl	Crude feedstock
	throughput	differential
Year	($US/bbl)	($US/bbl)
2014	6.05	-3.74
2015	9.55	-6.54
2016	8.82	-7.23
2017	9.79	-8.11
2018	9.92	-8.74
Thereafter	+2%/year	+2%/year

An increase of 100 bps in the pre-tax discount rate would result in an additional impairment of $21.2 million, while a 5% decrease in gross margin per barrel would result in an additional impairment of $123.4 million.

During 2013, Harvest recognized an impairment loss of $24.1 million (2012 – $21.8 million; 2011 – $nil) against its Upstream PP&E relating to certain gas properties in the South Alberta gas CGU, which was triggered by reserves write-down as a result of lower forecast development activities, a decline in the long-term gas prices and reduced estimates of recoverable NGLs from the CGU. The recoverable amount was based on the assets’ VIU, estimated using the net present value of proved plus probable reserves discounted at a pre-tax rate of 8% (2012 – 10%; 2011 – nil). Please refer to note 10 for the forecast prices used in the VIU model. The recoverable amount as at December 31, 2013 for the South Alberta gas CGU was $77.7 million (2012 – $155.1 million). A 200 bps increase in the discount rate would result in an additional impairment for the South Alberta gas CGU of approximately $4.2 million while a 10% decrease in the forward gas price estimate would result in an additional impairment of approximately $10.5 million.

During 2013, Harvest closed the disposition of certain non-core oil and gas assets in west central Saskatchewan and Alberta for total proceeds of approximately $173.9 million. Harvest recognized $33.9 million of gains on disposition during the year ended December 31, 2013 (2012 – $30.3 million; 2011 – $7.9 million) relating to the de-recognition of PP&E, E&E, goodwill and decommissioning liabilities.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

10.	Goodwill

As at January 1, 2012	$404.9
Disposals	(10.4)
Transfers to assets held for sale	(2.7)
As at December 31, 2012	$391.8
Disposals	(12.0)
As at December 31, 2013	$379.8

Goodwill of $379.8 million (December 31, 2012 - $391.8 million; January 1, 2012 - $404.9 million) has been allocated to the Upstream operating segment. In assessing whether goodwill has been impaired, the carrying amount of the Upstream operating segment (including goodwill) is compared with the recoverable amount of the Upstream operating segment. The estimated recoverable amount was based on the Upstream operating segment’s VIU, calculated using the estimated discounted future cash flows from the proved plus probable reserves evaluated by Harvest’s independent reserves evaluator. The key assumptions required to estimate the recoverable amount are the oil and natural gas prices, and the discount rate. The forecast prices are consistent with what have been used by Harvest’s independent reserve evaluator. The discount rate represents management’s assessment of the weighted average cost of capital of listed entities that have similar assets based on external sources. A pre-tax discount rate of 10% and the following forward commodity price estimates were used in the goodwill impairment calculation at December 31, 2013:

		Edmonton Light
	WTI Crude Oil	Crude Oil	AECO Gas	US$/Cdn$
Year	($US/bbl)	($Cdn/bbl)	($Cdn/Mmbtu)	Exchange Rate
2014	97.50	92.76	4.03	0.95
2015	97.50	97.37	4.26	0.95
2016	97.50	100.00	4.50	0.95
2017	97.50	100.00	4.74	0.95
2018	97.50	100.00	4.97	0.95
Thereafter(1)	+2%/year	+2%/year	+2%/year	0.95

(1)	Represents the average escalation percentage in each year after 2018 to the end of reserve life.

Based on the calculation performed using the above assumptions, management did not identify impairment to the Upstream operating segment and the associated goodwill for the year ended December 31, 2013 (2012 and 2011 - $nil). A 200 bps increase in the discount rate would result in a goodwill impairment of approximately $51.9 million, while a 10% decrease in the forward oil price estimates would result in a goodwill impairment of approximately $266.5 million. A 10% decrease in the forward gas or NGL price estimates would not result in any goodwill impairment.

11.	Exploration and Evaluation Assets (“E&E”)

As at January 1, 2012	$74.5
Additions	41.1
Dispositions	(0.6)
Unsuccessful exploration and evaluation costs	(22.0)
Transfer to property, plant and equipment	(19.2)
Transfer to assets held for sale	(0.4)
As at December 31, 2012	$73.4
Additions	16.7
Dispositions	(7.9)
Unsuccessful exploration and evaluation costs	(11.5)
Transfer to property, plant and equipment	(11.3)
As at December 31, 2013	$59.4

| 28

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Company determined certain E&E costs to be unsuccessful and not recoverable, which were expensed as follows, together with pre-licensing expenses.

	Year Ended December 31
	2013	2012	2011
Pre-licensing costs	$0.8	$2.9	$0.5
Unsuccessful E&E costs	11.5	22.0	17.8
E&E expense	$12.3	$24.9	$18.3

12.	Long-Term Debt

	December 31,	December 31,	January 1,
	2013	2012	2012
Credit facility (note 12a)	$785.2	$491.3	$355.6
67/8% senior notes due 2017 (US$500 million) (note 12b)	522.1	486.4	495.7
21//8% senior notes due 2018 (US$630 million) (note 12c)	665.7	–	–
6.40% debentures due 2012 (series D) (note 12d)	–	–	107.1
7.25% debentures due 2013 (series E) (note 12d)	–	331.8	333.3
7.25% debentures due 2014 (series F) (note 12d)	–	60.4	60.6
7.50% debentures due 2015 (series G) (note 12d)	–	239.8	241.0
Promissory note (note 12e)	12.3	–	–
Long-term debt outstanding	1,985.3	1,609.7	1,593.3
Less current portion	(12.3)	(331.8)	(107.1)
Long-term debt	$1,973.0	$1,277.9	$1,486.2

a)    Credit Facility

Effective April 1, 2013, Harvest extended the credit facility maturity date by one year to April 30, 2017. Borrowings under the facility are repayable in full at such date. In addition, the financial covenants for the credit facility agreement were amended to remove the total debt to annualized EBITDA ratio and to add an interest coverage ratio (annualized EBITDA to annualized interest expense). The interest coverage ratio cannot be less than 2.50:1. On October 18, 2013, the credit facility borrowing capacity was increased from $800 million to $1.0 billion. All other terms to the credit facility agreement remain unchanged.

Borrowings under the credit facility are available by way of bankers’ acceptances, Canadian prime rate loans, LIBOR based loans, or U.S. base rate loans. At December 31, 2013, Harvest had $788.5 million drawn from the $1.0 billion available under the credit facility (December 31, 2012 - $494.2 million; January 1, 2012 - $358.9 million), of which US$40.0 million were LIBOR based loans (December 31, 2012 - US$90.0 million; January 1, 2012 - $nil). The carrying value of the credit facility includes $3.3 million of deferred financial charges at December 31, 2013 (December 31, 2012 - $2.9 million; January 1, 2012 - $3.3 million). For the year ended December 31, 2013, interest charges on the facility aggregated to $20.3 million (2012 - $17.2 million; 2011 - $5.7 million), reflecting an effective interest rate of 3.0% (2012 and 2011 – 3.0% for both periods).

The credit facility is secured by a first floating charge over all of the assets of Harvest and its restricted subsidiaries plus a first mortgage security interest on the Downstream operation’s refinery assets. The most restrictive covenants of Harvest’s credit facility include an aggregate limitation of $25 million on financial assistance and/or capital contributions to parties other than Harvest or its restricted subsidiaries, a limitation to carrying on business in countries that are not members of the Organization of Economic Co-operation and Development and a limitation on the payment of distributions to the shareholder in certain circumstances such as an event of default. The credit facility requires standby fees on undrawn amounts and interest on amounts borrowed at varying rates depending on Harvest's ratio of senior debt to its annualized EBITDA. Availability under this facility is subject to the following quarterly financial covenants as defined in the credit facility agreement:

| 29

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

		December 31,	December 31,	January 1,
	Covenant	2013	2012	2012
Senior debt(1) to annualized EBITDA(2)	3.00 to 1.0 or less	2.41	1.10	0.73
Annualized EBITDA(2) to annualized interest expense(3)(4)	2.50 to 1.0 or higher	3.62	n/a	n/a
Senior debt(1) to total capitalization(5)	50% or less	22%	14%	10%
Total debt(6) to total capitalization(5)	55% or less	54%	41%	36%

(1)

Senior debt consists of letters of credit of $13.3 million (December 31, 2012 – $8.2 million; January 1, 2012 - $8.7 million), credit facility of $785.2 million (December 31, 2012 - $491.3 million; January 1, 2012 - $355.6 million), guarantees of $32.8 million (December 31, 2012 - $76.6 million; January 1, 2012 - $92.1 million) and risk management contracts liabilities of $0.6 million (December 31, 2012 and January 1, 2012 - $nil) at December 31, 2013.

(2)

The measure of Consolidated EBITDA (herein referred to as “annualized EBITDA”) used in Harvest’s credit facility agreement is defined as earnings before finance costs, income tax expense or recovery, DD&A, exploration and evaluation costs, impairment of assets, unrealized gains or losses on risk management contracts, unrealized gains or losses on foreign exchange, gains or losses on disposition of assets and other non-cash items during the last four quarters.

(3)

The annualized EBITDA to annualized interest expense ratio was added effective April 1, 2013, under an amendment to the credit facility and the total debt to annualized EBITDA ratio was deleted pursuant to the amendment.

(4)

Annualized interest expense is a reference to Consolidated Interest Expense as defined in Harvest’s credit facility agreement and includes all interest expenses and finance charges incurred during the last four quarters.

(5)

Total capitalization consists of total debt, related party loans and shareholder’s equity less equity for BlackGold of $457.7 million at December 31, 2013 (December 31, 2012 - $458.6 million; January 1, 2012 - $459.9 million).

(6)	Total debt consists of senior debt, convertible debentures and senior notes.

b)    67/8% Senior Notes

On October 4, 2010, Harvest issued US$500 million of 67/8% senior notes for net cash proceeds of US$484.6 million. The senior notes are unsecured with interest payable semi-annually on April 1 and October 1 and mature on October 1, 2017. The senior notes are unconditionally guaranteed by Harvest and all of its wholly-owned subsidiaries that guarantee the revolving credit facility and every future restricted subsidiary that guarantees certain debt. The notes are redeemable at a redemption price equal to 100% of the principal amount of the notes being redeemed plus a make-whole redemption premium, plus accrued and unpaid interest to the redemption date. Harvest may also redeem the notes at any time in the event that certain changes affecting Canadian withholding taxes occur.

There are covenants restricting, among other things, the sale of assets and the incurrence of additional indebtedness if such issuance would result in an interest coverage ratio, as defined, of less than 2.0 to 1. Notwithstanding the interest coverage ratio limitation, the incurrence of additional indebtedness may be permitted under certain incurrence tests. One provision allows Harvest’s incurrence of indebtedness under the credit facility or other future bank debt in an aggregate principal amount not to exceed the greater of $1.0 billion and 15% of total assets. In addition, the covenants of the senior notes restrict the amount of dividends Harvest can pay to shareholders; no dividends have been paid during the year ended December 31, 2013.

c)    21//8% Senior Notes

On May 14, 2013, Harvest issued US$630 million senior unsecured notes due May 14, 2018 with a coupon rate of 21//8% for net proceeds of US$626.1 million. Interest on the 21//8% senior notes is paid semi-annually on May 14 and November 14 of each year.

The senior notes are unconditionally and irrevocably guaranteed by Harvest’s parent company KNOC. A guarantee fee of 0.52% per annum of the principal balance is payable to KNOC semi-annually on May 14 and November 14 of each year. Also see note 28 - Related Party Transactions.

d)    Convertible Debentures

On April 2 and April 15, 2013, respectively, Harvest early redeemed the 7.25% Debentures Due 2013 and the 7.25% Debentures Due 2014. Both series of debentures were redeemed at par with the total redemption payment, including all accrued and unpaid interest up to the respective redemption dates being $1,002.9794 per $1,000 principal amount for the 7.25% Debentures Due 2013 and $1,006.5547 per $1,000 principal amount for the 7.25% Debentures Due 2014.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

On June 13, 2013, Harvest early redeemed the 7.50% Debentures Due 2015 at par with the total redemption payment, including all accrued and unpaid interest up to the respective redemption dates being $1,002.6712 per $1,000 principal amount.

As a result of the early redemption of all three series of debentures in 2013, Harvest recognized a total gain on redemption of $3.6 million, which has been included in “finance costs” in the consolidated statements of comprehensive loss (see note 22).

On September 19, 2012, Harvest redeemed its 6.40% of convertible debentures at a redemption price of $1,024.90 per $1,000 principal amount for a total amount of $106.8 million. The redemption price was equal to the principal plus all accrued and unpaid interest thereon. Harvest recognized a nominal gain on the redemption in 2012, which has been included in “finance costs” in the consolidated statements of comprehensive income (see note 22).

e) Promissory Note

During the first quarter of 2013, Downstream entered in to an agreement with a third party to convert $24.2 million of a trade payable to a two-year promissory note. The promissory note bears interest of 3%. The principal and interest are to be repaid in 24 equal installments, which started in January 2013. For the year ended December 31, 2013, interest charges of $0.6 million (2012 and 2011 - $nil) relating to this promissory note were recorded. At December 31, 2013, the current portion of the promissory note is $12.3 million (December 31, 2012 and January 1, 2012 - $nil).

13.	Senior Unsecured Credit Facility

On March 14, 2013, Harvest entered into a US$400 million senior unsecured credit facility. The facility was irrevocably and unconditionally guaranteed by KNOC and would, unless terminated earlier in accordance with its terms, terminate on October 2, 2013. Proceeds of borrowings under the senior unsecured credit facility were restricted and used to fund the early redemption of the 7.25% Debentures Due 2013 and the 7.25% Debentures Due 2014. Draws from the senior unsecured credit facility during the second quarter of 2013 were repaid with the proceeds from the issuance of the 21//8% senior notes after which the senior unsecured credit facility was cancelled.

14.	Shareholder’s Capital

(a) Authorized

The authorized capital consists of an unlimited number of common shares with no par value and an unlimited number of preferred shares issuable in series.

(b) Number of Common Shares Issued

Outstanding at December 31, 2010	335,535,047
Issued to KNOC at $10.00 per share for Hunt acquisition	50,543,602
Outstanding at December 31, 2013 and 2012 and January 1, 2012	386,078,649

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

15.	Capital Structure

Harvest considers its capital structure to be its long term debt, related party loans, and shareholder’s equity.

	December 31,	December 31,	January 1,
	2013	2012	2012
Credit facility(1)	$788.5	$494.2	$358.9
67/8% senior notes (US$500 million)(1)(2)	531.8	497.5	508.5
21//8% senior notes (US$630 million)(1)(2)	670.1	–	–
Related party loans (US$170 million and CAD$80 million)(2) (note 28)	260.8	169.1	–
Principal amount of convertible debentures(1)	–	627.2	734.0
	$2,251.2	1,788.0	1,601.4
Shareholder’s equity	1,939.2	2,691.9	3,453.7
	$4,190.4	$4,479.9	$5,055.1

(1)	Excludes capitalized financing fees
(2)	Face value converted at the period end exchange rate

Harvest’s primary objective in its management of capital resources is to have access to capital to fund its financial obligations as well as future operating and capital activities. Harvest monitors its capital structure and makes adjustments according to market conditions to remain flexible while meeting these objectives. Accordingly, Harvest may adjust its capital spending programs, issue equity, issue new debt or repay existing debt.

Harvest evaluates its capital structure using the same financial covenant ratios as the ones externally imposed under the Company’s credit facility (see note 12a). The Company continually monitors its credit facility covenants and actively takes steps, such as reduce borrowings, increase capitalization, amending or renegotiating covenants as and when required, to ensure compliance. Harvest was in compliance with all debt covenants at December 31, 2013 and the prior period.

On December 30, 2013, Harvest signed a five year $200 million subordinated loan agreement with KNOC (see note 28) to increase flexibility in the Company’s capital structure. Harvest intends to fund capital and operating requirements using proceeds drawn from this loan agreement. The Company borrowed $80 million under such loan agreement on December 30, 2013. Had Harvest fully drawn down the $200 million and applied the proceeds against its borrowings under the credit facility, the “total debt to total capitalization” covenant ratio would have been 51% as at December 31, 2013. Through active capital management, Harvest does not expect to breach this covenant.

16.	Financial Instruments

a) Fair Values

Financial instruments of Harvest consist of cash, accounts receivable, accounts payable and accrued liabilities, borrowings under the credit facility, risk management contracts, promissory note, senior notes, related party loans and long term liability. Cash and risk management contracts are the only financial instruments that are measured at fair value on a recurring basis. Harvest classifies the fair value of these transactions according to the fair value hierarchy based on the amount of observable inputs used to value the instrument.

During the year ended December 31, 2013, there were no transfers among Levels 1, 2 and 3.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2013		Fair Value Measurements
			Quoted prices in	Significant other
	Carrying		active markets	observable inputs
	Value	Fair Value	(Level 1)	(Level 2)
Financial assets
Loans and Receivables
Accounts receivable (note 16b)	$168.9	$168.9	$–	$168.9
Held for Trading
Risk management contracts	0.3	0.3	–	0.3
Total Financial Assets	$169.2	$169.2	$–	$169.2
Financial Liabilities
Held for Trading
Risk management contracts	$0.6	$0.6	$–	$0.6
Measured at Amortized Cost
Accounts payable and accrued liabilities (note 16b)	258.3	258.3	–	258.3
Credit facility	785.2	788.5	–	788.5
67/8% senior notes	522.1	577.7	–	577.7
21//8% senior notes	665.7	653.2	653.2	–
Promissory note	12.3	12.3	–	12.3
Related party loans	259.6	242.1	–	242.1
Long-term liability	69.2	60.7	–	60.7
Total Financial Liabilities	$2,573.0	$2,593.4	$653.2	$1,940.2

	December 31, 2012		Fair Value Measurements
	(Restated)*
			Quoted prices in	Significant other
			active markets	observable inputs
	Carrying Value	Fair Value	(Level 1)	(Level 2)
Financial assets
Loans and Receivables
Accounts receivable (note 16b)	$175.6	$175.6	$–	$175.6
Held for Trading
Cash	7.6	7.6	7.6	–
Risk management contracts	1.8	1.8	–	1.8
Total Financial Assets	$185.0	$185.0	$7.6	$177.4
Financial Liabilities
Measured at Amortized Cost
Accounts payable and accrued liabilities (note 16b)	373.0	373.0	–	373.0
Credit facility	491.3	494.2	–	494.2
67/8% senior notes	486.4	555.3	–	555.3
Convertible debentures	632.0	644.0	644.0	–
Related party loan	172.1	172.1	–	172.1
Long-term liability	7.7	7.7	–	7.7
Total Financial Liabilities	$2,162.5	$2,246.3	$644.0	$1,602.3

*See Note 3

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

	January 1, 2012		Fair Value Measurements
	(Restated)*
			Quoted prices in	Significant other
			active markets	observable inputs
	Carrying Value	Fair Value	(Level 1)	(Level 2)
Financial assets
Loans and Receivables
Accounts receivable (note 16b)	$212.3	$212.3	$–	$212.3
Held for Trading
Cash	6.6	6.6	6.6	–
Risk management contracts	20.2	20.2	–	20.2
Total Financial Assets	$239.1	$239.1	$6.6	$232.5
Financial Liabilities
Measured at Amortized Cost
Accounts payable and accrued liabilities (note 16b)	462.2	462.2	–	462.2
Credit facility	355.6	358.9	–	358.9
67/8% senior notes	495.7	523.1	–	523.1
Convertible debentures	742.0	752.5	752.5	–
Total Financial Liabilities	$2,055.5	$2,096.7	$752.5	$1,344.2

*See Note 3

Non-derivative financial instruments

Due to the short term maturities of accounts receivable, accounts payable and accrued liabilities and promissory note, their carrying values approximate their fair values.

The credit facility bears floating market rate, thus, the fair value approximates the carrying value (excluding deferred financing charges). The carrying value of the credit facility includes $3.3 million of deferred financing charges at December 31, 2013 (December 31, 2012 – $2.9 million; January 1, 2012 – $3.3 million).

The fair value of the 21//8% senior notes was based on the quoted market price of the notes on the Singapore Exchange as at December 31, 2013 (Level 1), which includes the benefit of the guarantee offered by KNOC. The fair value of the convertible debentures was based on the quoted market price on the Toronto Stock Exchange as at December 31, 2012 and January 1, 2012 (Level 1). The fair value of the 67/8% senior notes was estimated based on the period end trading price of the notes on the secondary market (Level 2).

The fair values of the related party loans and long-term liability are estimated by discounting the future interest and principal payments using the current market interest rates of instruments with similar terms. At December 31, 2013, the rate used in determining the fair values of the related party loans and long-term liability was 7.0% (December 31, 2012 – 4.6% and 4.5%, respectively; January 1, 2012 - nil).

Derivative financial instruments

Harvest enters into risk management contracts with various counterparties, principally financial institutions with investment grade credit ratings. The fair values of the risk management contracts are determined based on the quoted forward prices of similar transactions observable in active markets as at December 31, 2013. The fair values of the risk management contracts are net of a credit valuation adjustment attributable to derivative counterparty default risk or the Company’s own default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in the hedging relationship and other financial instruments recognized at fair value. Derivative financial instruments carried at fair value are as follows:

	December 31, 2013		December 31, 2012		January 1, 2012
	Asset	Liability	Asset	Liability	Asset	Liability
Natural gas swap	$0.2	$–	$1.8	$–	$–	$–
Crude oil price swap	–	–	–	–	19.7	–
Power swap	0.1	(0.6)	–	–	0.5	–
	$0.3	$(0.6)	$1.8	$–	$20.2	$–

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

b)    Financial Assets and Financial Liabilities Subject to Offsetting

The following table presents the recognized financial instrument that are offset, or subject to enforceable master netting arrangements or other similar agreements but not offset, as at December 31, 2013 and 2012 and January 1, 2012, and shows in the “net” column what the net impact would be on Harvest’s statement of financial position if all set-off rights was exercised.

			Amounts offset		Related
			Gross		financial
		Gross	assets	Net	instruments
		assets	(liabilities)	amount	that are not
	Notes	(liabilities)	offset	presented	offset	Net
December 31, 2013
Financial assets
Account receivable	(a)(b)	$197.5	$(189.7)	$7.8	$–	$7.8
Risk management contracts	(c)	0.3	–	0.3	(0.1)	0.2
		$197.8	$(189.7)	$8.1	$(0.1)	$8.0
Financial Liabilities
Account payable and accrued liabilities	(a)(b)	$(189.7)	$189.7	$–	$–	$–
Risk management contracts	(c)	(0.6)	–	(0.6)	0.1	(0.5)
		$(190.3)	$189.7	$(0.6)	$0.1	$(0.5)

December 31, 2012
Financial assets
Account receivable	(a)(b)	$237.2	$(237.2)	$–	$–	$–
Risk management contracts	(c)	1.8	–	1.8	–	1.8
		$239.0	$(237.2)	$1.8	$–	$1.8
Financial Liabilities
Account payable and accrued liabilities	(a)(b)	$(267.5)	$237.2	$(30.3)	$–	$(30.3)
Risk management contracts	(c)	–	–	–	–	–
		$(267.5)	$237.2	$(30.3)	$–	$(30.3)

January 1, 2012
Financial assets
Account receivable	(a)(b)	$142.8	$(142.8)	$–	$–	$–
Risk management contracts	(c)	20.2	–	20.2	–	20.2
		$163.0	$(142.8)	$20.2	$–	$20.2
Financial Liabilities
Account payable and accrued liabilities	(a)(b)	$(185.9)	$142.8	$(43.1)	$–	$(43.1)
Risk management contracts	(c)	–	–	–	–	–
		$(185.9)	$142.8	$(43.1)	$–	$(43.1)

(a)	Standard terms of the supply and off take (“SOA”) agreement include provision allowing settlement of payments in the normal course of business.
(b)	Various master netting agreements with counterparties that allow net settlement of payments in the normal course of business.
(c)

Harvest entered into derivative transactions under International Swaps and Derivatives Association (“ISDA”) master netting agreements. In general, under such agreements the amounts owed by each counterparty on a single day in respect of all transactions outstanding in the same currency are aggregated into a single net amount that is payable by one party to the other. In certain circumstances – e.g. When credit event such as default occurs, all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is payable is settlement of all transactions. The ISDA agreements do not meet the criteria for offsetting in the statement of financial position as Harvest does not have currently enforceable right to offset recognized amounts because the rights to offset is enforceable only on the occurrence of future events such as a default on the bank loan or other credit events.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

c)     Risk Exposure

Harvest manages its exposures to financial risks in accordance with its risk management profile with the objective to support the Company’s cash flow requirements and to deliver financial targets. Harvest is exposed to market risks resulting from fluctuations in commodity prices, currency exchange rates and interest rates in the normal course of operations. Harvest is also exposed, to a lesser extent, to credit risk on accounts receivable, counterparty risk from price risk management contracts and to liquidity risk relating to the Company’s debt. Management monitors and measures these risks and report to the Board of Directors on a regular basis. Risk management targets, such as hedging ratio, hedge contracts, prices and duration of contracts are reviewed and approved by the Board at least annually.

(i) Risk Management Contracts

The Company at times enters into natural gas, crude oil, electricity and foreign exchange contracts to reduce the volatility of cash flows from some of its forecast sales and purchases, and when allowable, will designate these contracts as cash flow hedges. These derivative contracts are entered for periods consistent with the underlying hedged transactions. Under hedge accounting, the effective portion of the unrealized gains and losses is included in OCL. The effective portion of the realized gains and losses is removed from AOCL and included in petroleum, natural gas, and refined product sales (see note 16 and 20). The ineffective portion of the unrealized and realized gains and losses are recognized in the consolidated statement of comprehensive loss.

Risk management contracts (gains) losses recorded to income include the ineffective portion of the gains or losses on the derivative contracts designated as cash flow hedges, the gains or losses on the derivatives that were not designated as hedges and the gains or losses subsequent to the discontinuation of hedge accounting on the previously designated derivatives:

	Year Ended December 31
		2013			2012			2011
				Realized			Realized	Unrealized
	Realized	Unrealized		(gains)	Unrealized		(gains)	(gains)
	gains	losses	Total	losses	losses	Total	losses	losses	Total

Power	$(3.1)	$0.5	$(2.6)	$–	$–	$–	$(7.7)	$1.0	$(6.7)
Crude Oil	(0.4)	–	(0.4)	(2.1)	1.1	(1.0)	1.7	(1.7)	–
Currency	(1.4)	–	(1.4)	0.5	–	0.5	–	–	–
	$(4.9)	$0.5	$(4.4)	$(1.6)	$1.1	$(0.5)	(6.0)	(0.7)	$(6.7)

The following is a summary of Harvest’s risk management contracts outstanding at December 31, 2013:

Contracts Designated as Hedges
Contract Quantity	Type of Contract	Term	Contract Price	Fair Value
36,750 GJ/day	AECO swap	Jan – Dec 2014	$3.71/GJ	$ 0.2

Contracts Not Designated as Hedges
Contract Quantity	Type of Contract	Term	Contract Price	Fair Value
30 MWh	AESO power swap	Jan – Dec 2014	$55.29/MWh	$ (0.5)

(ii)	Credit Risk
Upstream Accounts Receivable

Accounts receivable in Harvest’s Upstream operations are due from crude oil and natural gas purchasers as well as joint venture partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad customer base, which includes a significant number of companies engaged in joint operations with Harvest. Harvest periodically assesses the financial strength of its crude oil and natural gas purchasers and will adjust its marketing plan to mitigate credit risks. This assessment involves a review of external credit ratings of the counterparty; however, if external ratings are not available, Harvest performs an internal credit review based on the purchaser’s past financial performance. Credit is allocated to a counterparty dependent on the external and internal credit rating, and if required parent guarantees, letter of credit or prepayments are requested. The credit risk associated with joint venture partners is mitigated by reviewing the credit history of partners and requiring some partners to provide cash prior to incurring significant capital costs on their behalf. Additionally, most agreements have a provision enabling Harvest to use the proceeds from the sale of production that would otherwise be taken in kind by the partner to offset amounts owing from the partner that is in default. Generally, the only instances of impairment are when a purchaser or partner is facing bankruptcy or extreme financial distress.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Risk Management Contract Counterparties
Harvest is exposed to credit risk from the counterparties to its risk management contracts. This risk is managed by diversifying Harvest’s risk management portfolio among a number of counterparties limited to lenders in its syndicated credit facility; Harvest has no history of losses with these counterparties.

Downstream Accounts Receivable
The SOA exposes Harvest to the credit risk of Macquarie Energy Canada Ltd. (“Macquarie”) as all feedstock purchases and the majority of product sales are made with Macquarie. This credit risk is mitigated by the amounts owing to Macquarie for feedstock purchases that are offset against amounts receivable from Macquarie for product sales with the balance being net settled. The SOA also requires both Harvest and Maquarie’s parent, Macquarie Bank Ltd, to provide reciprocal guarantees of US$75 million to each other in order to mitigate the risk of either counterparty being unable to settle a net payable amount. At December 31, 2013, Harvest is in a net receivable position with Macquarie and the outstanding balance is included in the trade receivable table below.

Harvest’s maximum exposure to credit risk relating to the above classes of financial assets at December 31, 2013 and 2012 and January 1, 2012 is the carrying value of accounts receivable. The tables below provide an analysis of Harvest’s current and past due but not impaired receivables.

	December 31, 2013
			Overdue AR
			> 30 days,	> 60 days,
	Current AR	< 30 days	< 60 days	< 90 days	> 90 days
Upstream accounts receivable(1)	$111.2	$1.1	$0.4	$0.1	$2.1
Downstream accounts receivable(1)	44.8	–	5.9	1.6	1.7
	$156.0	$1.1	$6.3	$1.7	$3.8	(2)

(1)	Net of payables subject to master netting arrangements or other similar agreements. See note 16(b).
(2)	Net of $2.5 million of allowance for doubtful accounts.

	December 31, 2012
			Overdue AR
			> 30 days,	> 60 days,
	Current AR	< 30 days	< 60 days	< 90 days	> 90 days
Upstream accounts receivable(1)	$114.9	$0.7	$0.4	$0.5	$5.5
Downstream accounts receivable(1)	44.2	–	7.0	1.5	0.9
	$159.1	$0.7	$7.4	$2.0	$6.4	(2)

(1)	Net of payables subject to master netting arrangements or other similar agreements. See note 16(b).
(2)	Net of $4.0 million of allowance for doubtful accounts.

	January 1, 2012
			Overdue AR
			> 30 days,	> 60 days,
	Current AR	< 30 days	< 60 days	< 90 days	> 90 days
Upstream accounts receivable(1)	$146.1	$1.3	$0.6	$1.2	$4.0
Downstream accounts receivable(1)	50.7	6.1	1.7	0.2	0.4
	$196.8	$7.4	$2.3	$1.4	$4.4	(2)

(1)	Net of payables subject to master netting arrangements or other similar agreements. See note 16(b).
(2)	Net of $3.3 million of allowance for doubtful accounts.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(iii)	Liquidity Risk

Harvest is exposed to liquidity risk due to the Company’s accounts payables and accrued liabilities, risk management contracts liability, borrowings under its credit facility, senior notes, promissory note, related party loans and long long-term liability. This risk is mitigated by managing the maturity dates on the Company’s obligations, utilizing the undrawn borrowing capacity in the credit facility and related party loan with KNOC, complying with covenants and managing the Company’s cash flow by entering into price risk management contracts. Additionally, when Harvest enters into price risk management contracts it selects counterparties that are also lenders in its syndicated credit facility thereby using the security provided in the credit agreement and eliminating the requirement for margin calls and the pledging of collateral. Majority of the financial liabilities are an integral part of Harvest’s capital structure which is monitored and managed as discussed in note 15.

In addition to the guarantee provided to Macquarie, at December 31, 2012, Harvest also provided guarantees of $2.0 million for Downstream product purchases (January 1, 2012 - $15.8 million). Harvest did not provide any guarantees for product purchases as at December 31, 2013.

The following tables provide an analysis of Harvest’s financial liability maturities based on the remaining terms of its liabilities including the related interest charges as at December 31, 2013 and 2012, and January 1, 2012:

	December 31, 2013
		>1 year	>3 years
	<1 year	<3 years	<5 years	>5 years	Total
Accounts payable and accrued liabilities(1)	$258.3	$–	$–	$–	$258.3
Credit facility and interest	25.8	51.7	789.2	–	866.7
67/8% senior notes and interest	36.5	73.1	568.4	–	678.0
21//8% senior notes and interest	14.2	28.5	691.4	–	734.1
Promissory note and interest	12.5	–	–	–	12.5
Related party loans and interest	–	–	316.0	–	316.0
Long-term liability	–	21.8	19.3	48.2	89.3
Risk management contracts liability	0.6	–	–	–	0.6
	$347.9	$175.1	$2,384.3	$48.2	$2,955.5

(1) Net of receivables subject to master netting arrangements or other similar agreements. See note 16(b).

	December 31, 2012
	(Restated)*
		>1 year	>3 years
	<1 year	<3 years	<5 years	>5 years	Total
Accounts payable and accrued liabilities(1)	$373.0	$–	$–	$–	$373.0
Credit facility and interest	13.9	27.9	498.8	–	540.6
Convertible debentures and interest	370.6	322.5	–	–	693.1
67/8% senior notes and interest	34.2	68.4	557.3	–	659.9
Related party loan and interest	–	–	206.4	–	206.4
Long-term liability	–	3.9	0.9	2.9	7.7
	$791.7	$422.7	$1,263.4	$2.9	$2,480.7
*See Note 3

(1) Net of receivables subject to master netting arrangements or other similar agreements. See note 16(b).

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

	January 1, 2012
	(Restated)*
		>1 year	>3 years
	<1 year	<3 years	<5 years	>5 years	Total
Accounts payable and accrued liabilities(1)	$462.2	$–	$–	$–	$462.2
Credit facility and interest	5.6	11.3	360.7	–	377.6
Convertible debentures and interest	158.6	449.1	244.0	–	851.7
67/8% senior notes and interest	35.0	69.9	69.9	534.7	709.5
	$661.4	$530.3	$674.6	$534.7	$2,401.0

*See Note 3

(1) Net of receivables subject to master arrangements or other similar agreements. See note 16(b).

(iv)	Market Risks and Sensitivity Analysis

Interest rate risk

Harvest is exposed to interest rate risk on its bank borrowings as interest rates are determined in relation to floating market rates plus an incremental charge based on the Company’s senior debt to annualized EBITDA. Harvest’s 67/8% and 21//8% senior notes and related party loans have fixed interest rates and therefore do not have any additional interest rate risk. Harvest manages its interest rate risk by targeting appropriate levels of debt relative to its expected cash flow from operations.

If the interest rate applicable to Harvest’s bank borrowings at December 31, 2013 increased or decreased by approximately 30 basis points with all other variables held constant, pre-tax income for the year would change by $2.3 million (2012 – $1.4 million; 2011 - $1.0 million) as a result of change in interest expense on variable rate borrowings under the credit facility.

Currency exchange rate risk

Harvest is exposed to the risk of changes in the U.S. dollar exchange rate on its U.S. dollar denominated revenues. In addition, Harvest’s 67/8% and 21//8% senior notes, related party loan from ANKOR and LIBOR based loans are denominated in U.S. dollars, collectively US$1.3 billion (2012 - $760 million; 2011 - $500 million). Interest on such debt is also payable in U.S. dollars and accordingly, the future cash payments of the principal and interest obligations will be sensitive to fluctuations in the U.S. dollars relative to the Canadian dollars.

Harvest’s Downstream operations operate with a U.S. dollar functional currency which gives rise to currency exchange rate risk on the Company’s Canadian dollar denominated monetary assets and liabilities such as Canadian dollar bank accounts, accounts receivable and payable, and defined benefit obligations. Harvest manages these exchange rate risks by occasionally entering into fixed rate currency exchange contracts on future U.S. dollar payments and U.S. dollar sales receipts.

If the U.S. dollar strengthened or weakened by 10% relative to the Canadian dollar, the impact on pre-tax income and other comprehensive income due to the translation of financial instruments held at December 31 would be as follows:

	December 31, 2013		December 31, 2012		January 1, 2012
	Increase	Increase	Increase	Increase	Increase	Increase
	(decrease)	(decrease)	(decrease)	(decrease)	(decrease)	(decrease)
	in pre-tax	in OCI	in pre-tax	in OCI	in pre-tax	in OCI
	income	before tax	income	before tax	income	before tax
10% strengthening in U.S. dollar relative to Canadian dollar	$(50.6)	$(64.3)	$(1.2)	$(46.5)	$(19.9)	$(34.8)
10% weakening in U.S. dollar relative to Canadian dollar	$50.6	$64.3	$1.2	$46.5	$19.9	$34.8

(1) The sensitivity to net income and other comprehensive income is done independently.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Commodity Price Risk

Harvest is exposed to natural gas and crude oil price movements as part of its normal business operations. The Company uses price risk management contracts to protect a portion of the Company’s future cash flows and net income against unfavorable movements in commodity prices. These contracts are recorded on the consolidated statement of financial position at their fair value as of the reporting date. These fair values are generally determined as the difference between the stated fixed price of the contract and an expected future price of the commodity. Variances in expected future prices expose Harvest to commodity price risk as changes will result in a gain or loss that Harvest will realize on settlement of these contracts. This risk is mitigated by continuously monitoring the effectiveness of these contracts.

If the following changes in expected forward prices were applied to the fair value of risk management contracts in place at December 31, 2013 and 2012, and January 1, 2012, the pre-tax impact would be as follows:

	December 31, 2013
	Increase (decrease) in	Increase (decrease) in
	pre-tax income	OCI before tax
Forward price of natural gas – 10% increase	$–	$(5.0)
Forward price of natural gas – 10% decrease	$–	$5.0

Forward price of electricity – 10% increase	$1.4	$–
Forward price of electricity – 10% decrease	$(1.4)	$–

	December 31, 2012
	Increase (decrease) in	Increase (decrease) in
	pre-tax income	OCI before tax
Forward price of natural gas – 10% increase	$–	$(1.2)
Forward price of natural gas – 10% decrease	$–	$1.2

	January 1, 2012
	Increase (decrease) in	Increase (decrease) in
	pre-tax income	OCI before tax
Forward price of crude oil – 10% increase	$(1.0)	$(18.5)
Forward price of crude oil – 10% decrease	$0.6	$11.4

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

17.	Provisions

	Upstream	BlackGold	Downstream	Total
Decommissioning liabilities at January 1, 2012	$664.4	$1.5	$14.6	$680.5
Liabilities incurred	9.9	15.8	–	25.7
Settled during the period	(18.4)	(0.2)	–	(18.6)
Revisions (change in estimated timing and costs)	72.8	2.6	1.2	76.6
Disposals	(27.4)	–	–	(27.4)
Accretion	19.9	0.1	0.4	20.4
Transfers to assets held for sale	(11.9)	–	–	(11.9)
Decommissioning liabilities at December 31, 2012	$709.3	$19.8	$16.2	$745.3
Environmental remediation at December 31, 2012	6.6	–	–	6.6
Other provisions at December 31, 2012	3.5	–	–	3.5
Less current portion	(28.1)	–	–	(28.1)
Non-current provisions at December 31, 2012	$691.3	$19.8	$16.2	$727.3

Decommissioning liabilities at December 31, 2012	$709.3	$19.8	$16.2	$745.3
Liabilities incurred	8.6	14.9	–	23.5
Settled during the period	(18.6)	(0.1)	–	(18.7)
Revisions (change in estimated timing and costs)	22.9	(1.1)	–	21.8
Disposals	(33.6)	–	–	(33.6)
Accretion	20.8	0.8	0.5	22.1
Decommissioning liabilities at December 31, 2013	$709.4	$34.3	$16.7	$760.4
Environmental remediation at December 31, 2013	6.7	–	–	6.7
Other provisions at December 31, 2013	3.5	–	–	3.5
Less current portion	(39.1)	–	–	(39.1)
Non-current provisions at December 31, 2013	$680.5	$34.3	$16.7	$731.5

Harvest estimates the total undiscounted amount of cash flows required to settle its decommissioning and environmental remediation liabilities to be approximately $1.6 billion at December 31, 2013 (December 31, 2012 - $1.8 billion; January 1, 2012 - $1.4 billion), which will be incurred between 2014 and 2074. A risk-free discount rate of 3.0% (December 31, 2012 and January 1, 2012 - 3.0%) and inflation rate of 1.7% (December 31, 2012 and January 1, 2012 - 1.7%) were used to calculate the fair value of the decommissioning and environmental remediation liabilities. The actual decommissioning and environmental remediation costs will ultimately depend upon future market prices for the necessary decommissioning and remediation work required, which will reflect market conditions at the relevant time. Furthermore, the timing of decommissioning is likely to depend on when the fields cease to produce at economically viable rates. This in turn will depend upon future oil and gas prices, which are inherently uncertain.

Harvest’s other provisions relates to legal claims against Harvest and their estimated settlement amounts. In addition to these claims, Harvest is defendant and plaintiff in a number of other legal actions that arise in the normal course of business and the company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial statements.

18.	Long-Term Liability

On May 30, 2012, Harvest amended certain aspects of its BlackGold oil sands project engineering, procurement and construction (“EPC”) contract, including revising the compensation terms from a lump sum price to a cost reimbursable price and confirming greater Harvest control over project execution. Harvest and the EPC contractor also agreed to apply the cumulative progress payments made under the lump sum contract and the remaining deposit of $24.4 million as at May 30, 2012 towards costs incurred to that date.

Under the EPC contract, a maximum of approximately $101 million of the EPC costs will be paid in equal installments, without interest, over 10 years commencing on the completion of the EPC work in 2014. The liability is considered a financial liability and is initially recorded at fair value, which is estimated as the present value of all future cash payments discounted using the prevailing market rate of interest for similar instruments. As at December 31, 2013, Harvest recognized a total liability of $76.2 million (December 31, 2012 – $4.7 million; January 1, 2012 – $nil) using a discount rate of 4.5% (December 31, 2012 – 4.5%; January 1, 2012 – nil) of which $9.6 million (December 31, 2012 and January 1, 2012 – $nil) is payable within a year and has been included with accounts payable and accrued liabilities.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Also included in long-term liability is an accrual related to Harvest’s long term incentive program of $2.6 million (December 31, 2012 – $3.0 million; January 1, 2012 – $1.9 million) as well as deferred credits of $0.3 million (December 31, 2012 – $0.5 million; January 1, 2012 – $0.8 million).

19.	Income Taxes

	Year Ended December 31
	2013	2012	2011
		(Restated)*	(Restated)*
Current income tax expense	$–	$–	$0.1
Deferred income tax (“DIT”) recovery	(64.2)	(81.6)	(30.1)
	$(64.2)	$(81.6)	$(30.0)

*See Note 3.

The income tax recovery varies from the amount that would be computed by applying the relevant Canadian income tax rates to reported losses before taxes as follows:

	Year Ended December 31
	2013	2012	2011
		(Restated)*	(Restated)*
Loss before income tax	$(846.1)	$(802.6)	$(135.4)
Combined Canadian federal and provincial statutory income
tax rate	27.69%	27.65%	28.08%
Computed income tax recovery at statutory rates	(234.3)	(221.9)	(38.0)
Increased expense (recovery) resulting from the following:
Difference between current and expected tax rates	60.4	56.3	13.9
Foreign exchange impact not recognized in income	15.8	(6.7)	7.8
Amended returns and pool balances	(0.3)	6.1	4.9
Reversal of previously recognized temporary differences	75.0	52.4	(12.7)
Non-deductible expenses (recoveries)	(11.0)	4.6	(3.5)
Other	2.6	(0.1)	(2.4)
Non-taxable portion of capital loss	–	–	–
	(91.8)	(109.3)	(30.0)
Income tax credit receivable written-off	27.6	27.7	–
Income tax recovery	$(64.2)	$(81.6)	$(30.0)

*See Note 3.

The change in the applicable tax rate for the year ended December 31, 2013 from the previous year is due to an increase in the provincial component of the tax rate.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Movements in the DIT asset (liability) are as follows:

		Decommissioning	Non-capital		Total deferred
	PP&E	liabilities	tax losses	Other	asset (liability)
At January 1, 2012	$(605.3)	$172.4	$375.0	$3.0	$(54.9)
Recognized in profit or loss	282.3	19.2	(184.1)	(8.1)	109.3
Recognized in other comprehensive loss	–	–	–	6.7	6.7
At December 31, 2012	$(323.0)	$191.6	$190.9	$1.6	$61.1
Recognized in profit or loss	28.4	0.8	57.3	5.3	91.8
Recognized in other comprehensive loss	–	–	–	(4.1)	(4.1)
At December 31, 2013	$(294.6)	$192.4	$248.2	$2.8	$148.8

DIT assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax losses can be utilized. As at December 31, 2013, Harvest had approximately $1.5 billion (December 31, 2012 - $1.1 billion; January 1, 2012 - $1.6 billion) of carry-forward tax losses and approximately $3.5 billion (December 31, 2012 - $3.5 billion; January 1, 2012 - $2.8 billion) of tax pools that would be available to offset against future taxable profit. The carry-forward losses will expire between the years 2024 and 2033. Based on management’s best estimate of the forecasted future taxable profit of the Company, management believes that there is not sufficient evidence to recognize $713.8 million (December 31, 2012 - $300.0 million; January 1, 2012 - $nil) of the carry-forward tax losses within its Downstream operations as it is not probable that sufficient future taxable profit will be available to utilize these losses. Consequently $142.7 million (December 31, 2012 - $60.0 million; January 1, 2012 - $nil) of DIT assets have not been recognized as at December 31, 2013 which related to carry-forward tax losses that will expire between the years 2026 and 2032.

As at December 31, 2013, Harvest had a contingent liability relating to an unsettled dispute with the Canada Revenue Agency. This contingent liability has not been provided for in the consolidated statement of financial position as the Company has assessed that it is possible but not probable that a payment will be necessary. The range of possible payment is estimated to be between $3.6 million to $7.1 million.

20.	Revenues

	Year Ended December 31
	2013	2012	2011
Petroleum and natural gas sales, net of royalties	$943.9	$999.3	$1,100.8
Refined products sales	4,416.9	4,752.1	3,302.3
Effective portion of realized crude oil hedges	3.9	29.6	(9.4)
	$5,364.7	$5,781.0	$4,393.7

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

21.	Operating and General and Administrative (“G&A”) Expenses

	Year Ended December 31
		Upstream			Downstream			Total
Operating expenses	2013	2012	2011	2013	2012	2011	2013	2012	2011
Power and purchased energy	$89.1	$79.6	$83.1	$106.7	$140.7	$117.3	$195.8	$220.3	$200.4
Well servicing	49.9	56.0	61.6	–	–	–	49.9	56.0	61.6
Repairs and maintenance	51.7	57.0	60.0	23.6	26.4	20.4	75.3	83.4	80.4
Lease rentals and property taxes	37.3	38.3	34.7	–	–	–	37.3	38.3	34.7
Salaries and benefits	31.8	31.5	28.1	71.3	67.6	59.8	103.1	99.1	87.9
Professional and consultation fees	15.3	19.3	19.4	3.9	5.7	4.5	19.2	25.0	23.9
Chemicals	18.7	18.0	15.4	–	–	–	18.7	18.0	15.4
Processing fees	36.8	33.4	22.6	–	–	–	36.8	33.4	22.6
Trucking	13.9	16.3	13.3	–	–	–	13.9	16.3	13.3
Other	1.1	9.6	12.2	27.6	22.2	24.6	28.7	31.8	36.8
	$345.6	$359.0	$350.4	$233.1	$262.6	$226.6	$578.7	$621.6	$577.0

	Year Ended December 31
General and administrative expenses	2013	2012	2011
Salaries and benefits	$60.2	$64.8	$59.5
Professional and consultation fees	13.9	10.8	7.9
Other	15.0	13.3	18.6
G&A capitalized and recovery	(20.4)	(23.3)	(23.4)
	$68.7	$65.6	$62.6

22.	Finance Costs

	Year Ended December 31
	2013	2012	2011
Interest and other finance charges	$95.3	$103.9	$94.1
Accretion of decommissioning and environmental	22.3	20.7	23.6
remediation liabilities
Gain on redemption of convertible debentures	(3.6)	(0.1)	–
Less: capitalized interest	(19.8)	(13.5)	(8.6)
	$94.2	$111.0	$109.1

23.	Foreign Exchange

	Year Ended December 31
	2013	2012	2011
Realized losses (gains) on foreign exchange	$3.4	$(0.1)	$(6.6)
Unrealized losses (gains) on foreign exchange	40.8	(1.2)	2.6
	$44.2	$(1.3)	$(4.0)

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

24.	Supplemental Cash Flow Information

	Year Ended December 31
	2013	2012	2011
		(Restated)*	(Restated)*
Source (use) of cash:
Accounts receivable	$6.7	$36.7	$1.7
Prepaid expenses and long-term deposit	6.1	18.2	42.2
Inventories	29.2	(19.8)	14.5
Accounts payable and accrued liabilities	(114.7)	(89.2)	103.3
Net changes in non-cash working capital	(72.7)	(54.1)	161.7
Changes relating to operating activities	(70.6)	11.0	51.1
Changes relating to investing activities	21.6	(63.8)	108.7
Promissory note (note 12e)	(24.2)	–	–
Add: Non-cash changes	0.5	(1.3)	1.9
	$(72.7)	$(54.1)	$161.7
*See Note 3.

25.	Accumulated Other Comprehensive Loss (“AOCL”)

	Foreign	Designated
	Currency	Cash Flow	Actuarial
	Translation	Hedges, Net	Loss, Net
	Adjustment	of Tax	of Tax	Total
Balance at December 31, 2010 (Restated)*	$(45.9)	$(5.0)	$(2.6)	$(53.5)
Reclassification to net income of losses on cash flow hedges	–	7.1	–	7.1
Gains on derivatives designated as cash flow hedges, net of tax	–	12.3	–	12.3
Actuarial loss, net of tax	–	–	(4.2)	(4.2)
Losses on foreign currency translation	21.5	–	–	21.5
Balance at December 31, 2011 (Restated)*	$(24.4)	$14.4	$(6.8)	$(16.8)
Reclassification to net income of gains on cash flow hedges	–	(22.4)	–	(22.4)
Gains on derivatives designated as cash flow hedges, net of tax	–	9.2	–	9.2
Actuarial loss, net of tax	–	–	(9.9)	(9.9)
Losses on foreign currency translation	(17.7)	–	–	(17.7)
Balance at December 31, 2012 (Restated)*	$(42.1)	$1.2	$(16.7)	$(57.6)
Reclassification to net income of gains on cash flow hedges	–	(2.8)	–	(2.8)
Gains on derivatives designated cash flow hedges, net of tax	–	1.7	–	1.7
Actuarial gain, net of tax	–	–	18.1	18.1
Gains on foreign currency translation	7.9	–	–	7.9
Balance at December 31, 2013	$(34.2)	$0.1	$1.4	$(32.7)
*See Note 3.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the impacts of the cash flow hedges on the OCL:

	Year Ended December 31
		After - tax			Pre - tax
	2013	2012	2011	2013	2012	2011
(Gains) losses reclassified from OCL to revenues	$(2.8)	$(22.4)	$7.1	$(3.9)	$(29.6)	$9.4
Gains recognized in OCL	$1.7	$9.2	$12.3	$2.4	$12.2	$16.5
Total	$(1.1)	$(13.2)	$19.4	$(1.5)	$(17.4)	$25.9

The Company expects the $0.1 million after-tax accumulated gain ($0.1 million pre-tax) reported in AOCL related to the natural gas cash flow hedges to be released to net income within the next twelve months.

26.	Post-Employment Benefits

The defined pension benefit plan is a final salary plan which provides benefits to members in the form of a guaranteed level of pension payable for life or single life guaranteed ten years. The level of benefits provided is calculated as 2% of average eligible earnings, based on maximum annual eligible earnings of $86,111, in the best five years of the last ten years of participation in the plan. All benefit payments are from trustee-administered funds. Plan assets held in trust are governed by provincial regulations. Responsibility for governance of the plan rests with the Downstream pension committee who has also appointed experienced, independent professional experts such as investment managers, actuaries, custodians and trustees to assist with the management of the plans. The defined benefit health care plan is unfunded and Downstream meets the benefit payment obligation as it falls due.

Funding of the defined benefit pension plans complies with Canadian federal and provincial regulations, and requires contributions to the plans to be made based on independent actuarial valuation. These funding requirements are based on a separate actuarial valuation for funding purposes for which the assumptions may differ from the assumptions used to determine the net benefit asset or obligation that is recorded on the statement of financial position.

The measurement of the accrued benefit obligation and annual expense for the defined benefit plans requires actuarial calculations and the following key assumptions.

	December 31, 2013		December 31, 2012		January 1, 2012
		Other		Other		Other
	Pension	Benefit	Pension	Benefit	Pension	Benefit
	Plans	Plans	Plans	Plans	Plans	Plans
Discount rate	4.8%	4.8%	4.0%	4.0%	5.0%	5.0%
Expected long-term rate of return on plan assets – bonds/fixed income securities	5.0%	–	5.0%	–	5.0%	–
Expected long-term rate of return on plan assets – equity securities	8.0%	–	8.0%	–	8.0%	–
Rate of compensation increase	3.5%	–	3.5%	–	3.5%	–
Employee contribution of pensionable income	6.0%	–	6.0%	–	6.0%	–
Annual rate of increase in covered health care benefits	–	8.0%	–	8.0%	–	8.0%

The discount rates are determined with reference to market yields on high quality corporate bonds with similar duration to the benefit obligations at the end of the reporting period.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The expected long-term rate of return is based on the portfolio as a whole and not necessarily on the sum of the returns on individual asset categories and is calculated using the projected rates of return of the plan investment portfolio, including the expected forecast for inflation, risk premiums for each class of asset, and current and future financial market conditions.

The sensitivity of the defined benefit obligation to changes in assumptions is concentrated to the discount rate. Other changes in assumptions have minimal impact on the obligation as a result of salary and benefit restrictions under both the pension plans and other benefit plans. The effect of an increase/decrease of one percentage point in the discount rate will decrease/increase the benefit obligation for our pension plans by $13.5 million and will decrease/increase the benefit obligation for our other benefit plan by $1.1 million. The effect of a increase/decrease of one percentage point in the discount rate will decrease/increase net service cost of our pension plans by $1.1 million and decrease/increase the service cost of our other benefit plan by $0.1 million. The sensitivity of the discount rate assumes that all other assumptions remain constant.

Although, the sensitivity analysis noted above is based on changing one assumption while holding all other assumptions constant, this is unlikely to occur in reality since changes to some assumptions may be correlated. When calculating the sensitivity of the discount rate and the impact on the benefit obligation, the same method has been applied as for calculating the net benefit asset and net benefit obligation recognized in the statement of financial position.

The assets of the defined benefit plan are invested and maintain the following asset mix:

		Percentage of Plan Assets
Asset Category	December 31, 2013	December 31, 2012	January 1, 2012

Equity securities
- Consumer markets and healthcare	19%	19%	23%
- Energy and industrial	19%	18%	18%
- Financial Institutions	17%	17%	11%
- Information technology	9%	9%	9%
- Other	6%	6%	8%
Bonds/fixed income securities
- Government and corporate bonds	22%	23%	19%
- Short-term investments	6%	8%	11%
- Other	2%	–	1%

The primary investment strategy is the security and long-term stability of plan assets, combined with moderate growth that corresponds to the participants’ anticipated retirement dates. The investment policy is reviewed from time to time to ensure consistency with the plan objectives. The Company in conjunction with the plan asset investment managers manages the inherent risks of various asset classes by investing in a diversified portfolio. The plan assets are primarily invested in domestic and foreign equity funds and in domestic bonds. The target asset allocation for equity securities is approximately 70% (and within a range of 50% to 90%) and the target asset allocation for debt securities is approximately 30% (and within a range of 10% to 50%). From time to time, the actual asset allocations for equity securities and debt securities may vary slightly from the target allocation, while staying within the target range, as a result of market conditions, however, management reviews the investments on a regular basis to ensure they continue to meet the plans’ investment strategy.

All of the plan assets have quoted prices in active markets. There are no shares of Harvest Operations Corp. included in the plan asset mix.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2013		December 31, 2012		January 1, 2012
		Other		Other		Other
	Pension	Benefit	Pension	Benefit	Pension	Benefit
	Plans	Plans	Plans	Plans	Plans	Plans

Employee benefit obligation, beginning of year	$(90.6)	$(9.3)	$(70.8)	$(8.2)	$(63.8)	$(7.9)
Current service costs	(4.1)	(0.2)	(2.6)	(0.3)	(2.5)	(0.3)
Interest	(3.8)	(0.4)	(3.7)	(0.4)	(3.5)	(0.4)
Contributions by plan participants	(1.8)	(0.2)	(1.8)	(0.2)	(1.6)	(0.2)
Actuarial gains/(losses) arising from financial assumptions	10.4	1.1	(14.4)	(0.7)	(1.5)	0.1
Benefits paid	4.8	0.5	2.7	0.5	2.1	0.5
Employee benefit obligation, end of year	$(85.1)	$(8.5)	$(90.6)	$(9.3)	$(70.8)	$(8.2)

Fair value of plan assets, beginning of year	$67.5	$–	$53.0	$–	$51.3	$–
Expected return on plan assets	2.8	–	2.8	–	2.7	–
Employer contributions	8.3	0.3	9.8	0.3	3.3	0.3
Employee contributions	1.8	0.2	1.8	0.2	1.6	0.2
Actuarial gains/(losses) arising from financial assumptions	11.2	–	2.8	–	(3.8)	–
Benefits paid	(4.8)	(0.5)	(2.7)	(0.5)	(2.1)	(0.5)
Fair value of plan assets, end of year	86.8	–	67.5	–	53.0	–
Net asset (obligation) and carrying amount	$1.7	$(8.5)	$(23.1)	$(9.3)	$(17.8)	$(8.2)

The table below shows the summary of the defined benefit net asset and obligation:

	December 31, 2013	December 31, 2012	January 1, 2012
Pension plans	$1.7	$(23.1)	$(17.8)
Other benefit plans	(8.5)	(9.3)	(8.2)
Net obligation	$(6.8)	$(32.4)	$(26.0)

In accordance with the terms and conditions of the defined benefit plans, and in accordance with federal and provincial statutory requirements of the plans, the present value of refunds or reductions in future contributions is not lower than the balance of the total fair value of plan assets less the total present value of obligations and, as such, no decrease in the defined benefit asset was necessary at December 31, 2013.

The actual return on plan assets for the year ended December 31, 2013 was $13.9 million (2012 – a return of $5.6 million; 2011 – a loss of $1.1 million).

Total cash payments for employee future benefits, consisting of cash contributed by Downstream to the pension and other benefit plans were $8.6 million for the year ended December 31, 2013 (2012 – $10.1 million; 2011 -$3.6 million). Expected contributions to the pension and other benefit plans for 2014 are $4.3 million.

Actuarial valuations are completed annually for the defined benefit plans and post-retirement benefit plan.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The table below shows the components of the net benefit plan expense:

	Year Ended December 31
	2013		2012		2011
		Other		Other		Other
	Pension	Benefit	Pension	Benefit	Pension	Benefit
	Plans	Plans	Plans	Plans	Plans	Plans
Current service cost	$4.1	$0.2	$2.6	$0.3	$2.5	$0.3
Net interest expense	1.0	0.4	0.9	0.4	0.8	0.4
Net benefit plan expense	$5.1	$0.6	$3.5	$0.7	$3.3	$0.7

For the year ended December 31, 2013 the net benefit plan expense of $5.7 million (2012 – $4.2 million; 2011 –$4.0 million) has been included in operating expenses in the statement of comprehensive loss and actuarial gains of $18.1 million, after tax expense of $4.6 million (2012 – actuarial losses of $9.9 million, after tax recovery of $2.4 million; 2011 – actuarial losses of $4.2 million, after tax recovery of $1.0 million) have been included in other comprehensive loss. The cumulative amount of actuarial gains included in accumulated other comprehensive loss as at December 31, 2013 was $1.4 million, after tax expense of $0.4 million (2012 – cumulative actuarial losses of $16.7 million, after tax recovery of $4.2 million).

The weighted average duration of the defined benefit pension plan and other benefit plan is 14.3 years and 12.2 years respectively.

Downstream is exposed to a number of risks through the defined benefit plans, the most significant of which are detailed below:

(i)	Investment risk

The plan liabilities are calculated using a discount rate set with reference to corporate bond yields; a plan deficit will result if the plan assets underperform this yield. The plan asset mix is weighted towards equities which are expected to outperform corporate bonds in the long-term while contributing volatility and risk in the short-term.

Due to the long-term nature of the plan liabilities, maintaining a higher proportion of equity investments is an appropriate element of the long-term strategy of the defined benefit plans and as managed by the pension committee.

(ii)	Interest risk
A decrease in corporate bond yields will increase plan liabilities although this will be partially offset by an increase in the return on the plan’s debt investments.

(iii)	Longevity risk

The present value of the defined benefit plan obligation is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plan’s obligation.

In the case of funded plans, Downstream’s pension committee ensures that the investment positions are managed so that long-term investments are in line with the obligations under the benefit plans. The objective is to match assets to the pension obligations by investing in long-term fixed interest securities with maturities that match the benefit payments as they fall due. The pension committee monitors the plan asset performance and ensures that investments are well diversified such that the failure of any single investment would not have a material impact on the overall level of assets.

Required payments under the defined benefit plans for the next five years are disclosed in note 29 “Commitments” and include special payments for solvency and funding deficiencies.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

27.	Inventories

	December 31, 2013	December 31, 2012	January 1, 2012
Petroleum products
Upstream – pipeline fill	$3.0	$0.9	$1.4
Downstream	43.8	75.5	56.3
Total petroleum product inventory	46.8	76.4	57.7
Parts and supplies	4.8	4.4	3.3
	$51.6	$80.8	$61.0

For the year ended December 31, 2013, Downstream recognized inventory impairments of $6.6 million (2012 - $14.8 million; 2011 - $9.7 million). Downstream inventory impairment reversals during 2013 was $3.9 million (2012 - $8.4 million; 2011 - $7.2 million) due to improvement in market prices. Such write-down and recovery amounts are included as costs in “purchased products for processing and resale” in the consolidated statements of comprehensive loss. The amount of petroleum products inventory recognized as an expense during year is included in “purchased products for processing and resale expense” in the consolidated statements of comprehensive loss.

28.	Related Party Transactions

a) Related party loans

On December 30, 2013, Harvest entered into a subordinated loan agreement with KNOC to borrow up to $200 million at a fixed interest rate of 5.3% per annum. The full principal and accrued interest is payable on December 30, 2018. As of December 31, 2013, Harvest has drawn $80 million from the $200 million available under the loan agreement (December 31, 2012 and January 1, 2012 - $nil). The loan amount was recorded at fair value on initial recognition by discounting the future cash payments at the prevailing market interest rate of 7% for loans with similar terms. The difference between the fair value and the loan amount of $4.3 million was recognized in contributed surplus. For the year ended December 31, 2013, interest expense of $nil was recorded (2012 and 2011 - $nil). On February 28, 2014, Harvest borrowed an additional $80.0 million under the KNOC subordinated loan agreement.

On August 16, 2012, Harvest entered into a subordinated loan agreement with ANKOR to borrow US$170 million at a fixed interest rate of 4.62% per annum. The principal balance and accrued interest is payable on October 2, 2017. At December 31, 2013, Harvest’s related party loan from ANKOR included $180.8 million (December 31, 2012 - $169.1 million; January 1, 2012 - $nil) of principal and $3.0 million (December 31, 2012 - $3.0 million; January 1, 2012 - $nil) of accrued interest. Interest expense was $8.1 million for the year ended December 31, 2013 (2012 - $3.0 million; 2011 - $nil).

The related party loans are unsecured and the loan agreements contain no restrictive covenants. For purposes of Harvest’s credit facility covenant requirements, the related party loans are excluded from the ‘total debt’ amount but included in the ‘total capitalization’ amount.

b) Directors and Key Management Personnel Remuneration

Key management personnel include the Company’s officers, other members of the executive management team and directors. The amounts disclosed in the table below are the amounts recognized as an expense during the reporting period related to key management personnel.

	Year Ended December 31
	2013	2012	2011
Short-term employee benefits	$5.1	$5.3	$4.6

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Other long-term benefits	0.7	0.4	1.0
Other	−	0.5	−
	$5.8	$6.2	$5.6

c)    Other Related Party Transactions

	Transactions						Balance Outstanding
							Accounts Receivable As				Accounts Payable As
	Year Ended December 31						At December 31				At December 31
	2013		2012		2011		2013		2012		2013		2012
Revenues
KNOC(1)(2)	$4.1		$0.1	$	−	$	−	$	−	$	−	$	−
Other KNOC subsidiaries(2)	0.8		0.8		−		−		0.1		−		−

Operating Expenses
Other KNOC subsidiaries(3)	$0.5		$0.4	$	−	$	−	$	−	$	−		$0.3

G&A Expenses
KNOC(4)	$(3.5)		$(5.6)		$(1.0)	$	−		$1.6		$0.5	$	−

Finance costs
KNOC(5)	$2.8	$	−	$	−	$	−	$	−		$0.5	$	−

(1)	Global Technology and Research Centre (“GTRC) is used as a training and research facility for KNOC. In 2013, the amount is related to a geological study performed by GTRC on behalf of KNOC.
(2)

KNOC Trading Corporation (“KNOC Trading”) is a wholly owned subsidiary of North Atlantic. KNOC Trading bills KNOC, Ankor E&P Holdings Corp. (“ANKOR”) and Dana Petroleum plc (“Dana”) for oil marketing services, such as the sale of products, performed on behalf of KNOC, ANKOR and Dana. Both ANKOR and Dana are wholly owned subsidiaries of KNOC.

(3)	Billing from Ankor for office rent and salaries and benefits related to KNOC Trading.
(4)	Reimbursement from KNOC for general and administrative expenses incurred by GTRC. Also included is Harvest’s reimbursement to KNOC for secondee salaries paid by KNOC on behalf of Harvest.
(5)

Charges from KNOC for the irrevocable and unconditional guarantee they provided on Harvest’s 21//8% senior notes and the senior unsecured credit facility. A guarantee fee of 52 basis points per annum is charged by KNOC.

On February 28, 2014 KNOC purchased 100% of the shares of KNOC Trading Corporation for US$0.4 million.

29.	Commitments

The following is a summary of Harvest’s contractual obligations and estimated commitments as at December 31, 2013:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Debt repayments(1)	$12.3	$–	$2,243.3	$–	$2,255.6
Debt interest payments(1) (2)	76.8	153.3	121.6	–	351.7
Purchase commitments(3)	75.5	20.0	70.0	–	165.5
Operating leases	11.8	8.6	6.2	2.8	29.4
Firm processing commitments	9.0	32.2	27.0	97.7	165.9
Firm transportation agreements	9.6	38.8	49.9	92.2	190.5
Feedstock and other purchase commitments(4)	927.8	–	–	–	927.8
Employee benefits(5)	2.6	5.2	1.2	3.8	12.8
Decommissioning and environmental liabilities(6)	35.6	60.7	42.9	1,485.7	1,624.9
Total	$1,161.0	$318.8	$2,562.1	$1,682.2	$5,724.1

(1)	Assumes constant foreign exchange rate.
(2)	Assumes interest rates as at December 31, 2013 will be applicable to future interest payments.
(3)	Relates to drilling commitments, BlackGold oil sands project commitment and Downstream capital commitments.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(4)	Includes commitments to purchase refinery crude stock and refined products for resale under the SOA with Macquarie. The amount will be net settled against any product sales to Macquarie.
(5)	Relates to the expected contributions to employee benefit plans and long-term incentive plan payments.
(6)	Represents the undiscounted obligation by period.

30.	Supplemental Guarantor Condensed Financial Information

Harvest Breeze Trust No. 1, Harvest Breeze Trust No. 2, Breeze Resources Partnership, Hay River Partnership, 1496965 Alberta Ltd. and North Atlantic Refining Limited (collectively "guarantor subsidiaries") fully and unconditionally guarantees the 67/8% senior notes issued by Harvest Operations Corporation ("HOC"). Each of the guarantor subsidiaries is 100% owned by HOC. The full and unconditional guarantees may be automatically released under the following customary circumstances:

•	the subsidiary is sold to a non-affiliate and ceases to be a restricted subsidiary;
•	the subsidiary is designated as an “unrestricted” subsidiary for covenant purposes;
•

the subsidiary’s guarantee of the indebtedness (such as indebtedness under the credit facility agreement) which resulted in the creation of the notes guarantee is terminated or (other than by payment) released; or

•	upon legal defeasance or covenant defeasance or satisfaction and discharge of the indenture.

The following financial information for HOC, the guarantor subsidiaries and all other subsidiaries on a condensed consolidating basis is intended to provide investors with meaningful and comparable financial information about HOC and its subsidiaries and is provided pursuant to Rule 3-10 of Regulation S-X in lieu of the separate financial statements of each guarantor subsidiary. Investments include the investments in subsidiaries recorded under the equity method for the purposes of the condensed consolidating financial information. Equity income of subsidiaries is the group's share of profit related to such investments. The eliminations and reclassifications column includes the necessary amounts to eliminate the intercompany balances and transactions between subsidiaries. HOC's cost basis has not been pushed down to the subsidiaries as push-down accounting is not permitted in the separate financial statements of the subsidiaries.

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENT OF FINANCIAL POSITION-
As at December 31, 2013

			Non
		Guarantor	Guarantor		Consolidated
	Issuer HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Assets
Current assets
Cash and cash equivalents	$–	$–	$–	$–	$–
Accounts receivable	95.2	71.6	2.1	–	168.9
Inventories	3.0	47.0	1.6	–	51.6
Prepaid expenses	12.8	1.3	–	–	14.1
Risk management contracts	0.3	–	–	–	0.3
Due from affiliates	1,016.1	83.0	0.3	(1,099.4)	–
	$1,127.4	$202.9	$4.0	$(1,099.4)	$234.9

Non-current assets
Long-term deposit	$5.0	$–	$–	$–	$5.0
Investment tax credits and other	–	0.6	–	–	0.6
Deferred income tax asset	88.9	59.7	0.2	–	148.8
Exploration & evaluation assets	52.0	7.4	–	–	59.4
Property, plant and equipment	3,715.5	744.4	1.5	–	4,461.4
Investment in subsidiaries	(316.4)	(2.8)	–	319.2	–
Goodwill	379.8	–	–	–	379.8
Total assets	$5,052.2	$1,012.2	$5.7	$(780.2)	$5,289.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$202.3	$52.1	$3.9	$–	$258.3
Current portion of long-term debt	–	12.3	–	–	12.3
Current portion of long-term provisions	39.1	–	–	–	39.1
Risk management contracts	0.6	–	–	–	0.6
Due to affiliates	75.7	1,014.5	9.2	(1,099.4)	–
	$317.7	$1,078.9	$13.1	$(1,099.4)	$310.3
Non-current liabilities
Long-term debt	1,965.2	9.9	(2.1)	–	1,973.0
Related party loan	259.6	–	–	–	259.6
Long-term liability	69.5	–	–	–	69.5
Long-term provisions	501.0	230.5	–	–	731.5
Post-employment benefit obligations	–	6.8	–	–	6.8
Intercompany loan	–	1,189.8	0.8	(1,190.6)	–
Total liabilities	$3,113.0	$2,515.9	$11.8	$(2,290.0)	$3,350.7
Shareholder's equity	1,939.2	(1,503.7)	(6.1)	1,509.8	1,939.2
Total liabilities and shareholder's equity	$5,052.2	$1,012.2	$5.7	$(780.2)	$5,289.9

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the year ended December 31, 2013

			Non
		Guarantor	Guarantor		Consolidated
	Issuer HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Petroleum, natural gas, and refined product sales	$852.3	$4,630.0	$101.9	$(65.6)	$5,518.6
Royalty expense	(112.9)	(41.0)	–	–	(153.9)
Earnings from equity accounted subsidiaries	(611.6)	(2.8)	–	614.4	–
Revenues	127.8	4,586.2	101.9	548.8	5,364.7

Expenses
Purchased products for processing and resale	–	4,297.0	93.3	(62.9)	4,327.4
Operating	279.9	291.0	10.5	(2.7)	578.7
Transportation and marketing	22.5	5.5	–	–	28.0
General and administrative	54.7	14.0	–	–	68.7
Depletion, depreciation and amortization	425.3	187.5	–	–	612.8
Exploration and evaluation	11.0	1.3	–	–	12.3
Gain on disposition of property, plant & equipment	(34.0)	(0.1)	–	–	(34.1)
Finance costs	87.3	6.9	–	–	94.2
Risk management contracts gains	(4.4)	–	–	–	(4.4)
Foreign exchange (gains) losses	78.7	(34.5)	–	–	44.2
Impairment on property, plant and equipment	13.6	469.4	–	–	483.0
Loss before income tax	(806.8)	(651.8)	(1.9)	614.4	(846.1)
Income tax recovery	(24.8)	(39.4)	–	–	(64.2)
Net loss	$(782.0)	$(612.4)	$(1.9)	$614.4	$(781.9)

Other comprehensive income (loss)
Losses on designated cash flow hedges, net of tax	(1.1)	–	–	–	(1.1)
Gains on foreign currency translation	–	7.9	–	–	7.9
Actuarial gains, net of tax	–	18.1	–	–	18.1
Share of equity accounted subsidiaries other comprehensive income, net of tax	26.0	–	–	(26.0)	–
Comprehensive loss	$(757.1)	$(586.4)	$(1.9)	$588.4	$(757.0)

CONDENSED STATEMENT OF CASH FLOWS
For the year ended December 31, 2013

		Guarantor	Non Guarantor		Consolidated
	Issuer HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Cash provided by (used in) operating activities	$(1.1)	$204.0	$(2.3)	$–	$200.6
Cash provided by (used in) financing activities	371.9	(103.3)	(2.1)	101.3	367.8
Cash used in investing activities	(371.5)	(103.2)	–	(101.3)	(576.0)
Change in cash and cash equivalents	(0.7)	(2.5)	(4.4)	–	(7.6)
Effect of exchange rate changes on cash	–	–	–	–	–
Cash and cash equivalents, beginning of year	0.7	2.5	4.4	–	7.6
Cash and cash equivalents, end of year	$–	$–	$–	$–	$–

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENT OF FINANCIAL POSITION-
As at December 31, 2012
(Restated)*

			Non
		Guarantor	Guarantor		Consolidated
	Issuer HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Assets
Current assets
Cash and cash equivalents	$0.7	$2.5	$4.4	$–	$7.6
Accounts receivable	102.4	69.2	4.0	–	175.6
Inventories	0.9	78.4	1.5	–	80.8
Prepaid expenses	13.5	6.7	–	–	20.2
Risk management contracts	1.8	–	–	–	1.8
Assets held for sale	16.9	–	–	–	16.9
Due from affiliates	748.5	66.0	0.4	(814.9)	–
	$884.7	$222.8	$10.3	$(814.9)	$302.9

Non-current assets
Long-term deposit	$5.0	$–	$–	$–	$5.0
Investment tax credits and other	–	28.5	–	–	28.5
Deferred income tax asset	63.6	(2.8)	0.3		61.1
Exploration & evaluation assets	67.3	6.1	–	–	73.4
Property, plant and equipment	3,538.7	1,251.6	1.6	–	4,791.9
Investment in subsidiaries	370.4	–	–	(370.4)	–
Goodwill	391.8	–	–	–	391.8
Total assets	$5,321.5	$1,506.2	$12.2	$(1,185.3)	$5,654.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$225.5	$141.4	$6.1	$–	$373.0
Current portion of long-term debt	331.8	–	–	–	331.8
Current portion of long-term provisions	28.1	–	–	–	28.1
Liabilities associated with assets held for sale	11.9	–	–	–	11.9
Due to affiliates	58.3	747.2	9.4	(814.9)	–
	$655.6	$888.6	$15.5	$(814.9)	$744.8
Non-current liabilities
Long-term debt	1,277.9	–	–	–	1,277.9
Related party loan	172.1	–	–	–	172.1
Long-term liability	8.2	–	–	–	8.2
Long-term provisions	515.8	211.5	–	–	727.3
Post-employment benefit obligations	–	32.4	–	–	32.4
Intercompany loan	–	1,189.8	0.8	(1,190.6)	–
Total liabilities	$2,629.6	$2,322.3	$16.3	$(2,005.5)	$2,962.7
Shareholder's equity	2,691.9	(816.1)	(4.1)	820.2	2,691.9
Total liabilities and shareholder's equity	$5,321.5	$1,506.2	$12.2	$(1,185.3)	$5,654.6
*See Note 3

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
For the year ended December 31, 2012
(Restated)*

			Non
		Guarantor	Guarantor		Consolidated
	Issuer HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Petroleum, natural gas, and refined product sales	$902.2	$5,011.9	$92.2	$(60.7)	$5,945.6
Royalty expense	(114.7)	(49.9)	–	–	(164.6)
Earnings from equity accounted subsidiaries	(557.9)	(0.1)	–	558.0	–
Revenues	229.6	4,961.9	92.2	497.3	5,781.0

Expenses
Purchased products for processing and resale	–	4,494.4	85.1	(59.2)	4,520.3
Operating	288.6	328.5	6.0	(1.5)	621.6
Transportation and marketing	21.8	4.8	–	–	26.6
General and administrative	50.1	15.5	–	–	65.6
Depletion, depreciation and amortization	462.1	226.3	–	–	688.4
Exploration and evaluation	24.7	0.2	–	–	24.9
Gain on disposition of property, plant & equipment	(6.8)	(23.5)	–	–	(30.3)
Finance costs	107.2	3.8	–	–	111.0
Risk management contracts gains	(0.5)	–	–	–	(0.5)
Foreign exchange (gains) losses	(10.7)	9.4	–	–	(1.3)
Impairment on property, plant and equipment	11.3	546.0	–	–	557.3
Income (loss) before income tax	(718.2)	(643.5)	1.1	558.0	(802.6)
Income tax expense (recovery)	2.9	(85.0)	0.5	–	(81.6)
Net income (loss)	$(721.1)	$(558.5)	$0.6	$558.0	$(721.0)

Other comprehensive income (loss)
Losses on designated cash flow hedges, net of tax	(13.2)	–	–	–	(13.2)
Losses on foreign currency translation	–	(17.7)	–	–	(17.7)
Actuarial loss, net of tax	–	(9.9)	–	–	(9.9)
Share of equity accounted subsidiaries other comprehensive loss, net of tax	(27.6)	–	–	27.6	–
Comprehensive income (loss)	$(761.9)	$(586.1)	$0.6	$585.6	$(761.8)
*See Note 3

CONDENSED STATEMENT OF CASH FLOWS
For the year ended December 31, 2012

		Guarantor	Non Guarantor		Consolidated
	Issuer HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Cash provided by operating activities	$122.8	$318.7	$1.3	$–	$442.8
Cash provided by (used in) financing activities	196.0	(171.5)	–	171.5	196.0
Cash used in investing activities	(318.6)	(147.7)	–	(171.5)	(637.8)
Change in cash and cash equivalents	0.2	(0.5)	1.3	–	1.0
Effect of exchange rate changes on cash	–	–	–	–	–
Cash and cash equivalents, beginning of year	0.5	3.0	3.1	–	6.6
Cash and cash equivalents, end of year	$0.7	$2.5	$4.4	$–	$7.6

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENT OF FINANCIAL POSITION-
As at December 31, 2011
(Restated)*

			Non
		Guarantor	Guarantor		Consolidated
	Issuer HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Assets
Current assets
Cash and cash equivalents	$0.5	$3.0	$3.1	$–	$6.6
Accounts receivable	121.3	89.8	1.2	–	212.3
Inventories	1.4	58.6	1.0	–	61.0
Prepaid expenses	11.8	6.7	–	–	18.5
Risk management contracts	20.2	–	–	–	20.2
Due from affiliates	517.1	44.8	0.2	(562.1)	–
	$672.3	$202.9	$5.5	$(562.1)	$318.6

Non-current assets
Long-term deposit	$24.9	$–	$–	$–	$24.9
Investment tax credits and other	–	54.0	–	–	54.0
Exploration & evaluation assets	69.6	4.9	–	–	74.5
Property, plant and equipment	3,468.0	1,938.1	1.4	–	5,407.5
Investment in subsidiaries	1,127.4	0.1	–	(1,127.5)	–
Goodwill	404.9	–	–	–	404.9
Total assets	$5,767.1	$2,200.0	$6.9	$(1,689.6)	$6,284.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$259.0	$200.9	$2.3	$–	$462.2
Current portion of long-term debt	107.1	–	–	–	107.1
Current portion of long-term provisions	17.1	–	–	–	17.1
Due to affiliates	39.3	513.3	9.5	(562.1)	–
	$422.5	$714.2	$11.8	$(562.1)	$586.4
Non-current liabilities
Long-term debt	1,486.2	–	–	–	1,486.2
Long-term liability	2.7	–	–	–	2.7
Long-term provisions	464.1	210.4	–	–	674.5
Post-employment benefit obligations	–	26.0	–	–	26.0
Deferred income tax liability	(62.2)	118.0	(0.9)	–	54.9
Intercompany loan	–	1,189.8	–	(1,189.8)	–
Total liabilities	$2,313.3	$2,258.4	$10.9	$(1,751.9)	$2,830.7
Shareholder's equity	3,453.8	(58.4)	(4.0)	62.3	3,453.7
Total liabilities and shareholder's equity	$5,767.1	$2,200.0	$6.9	$(1,689.6)	$6,284.4
*See Note 3

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AUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS
For the year ended December 31, 2011
(Restated)*

			Non
		Guarantor	Guarantor		Consolidated
	Issuer HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Petroleum, natural gas, and refined product sales	$985.9	$3,579.5	$70.7	$(46.9)	$4,589.2
Royalty expense	(146.3)	(49.2)	–	–	(195.5)
Earnings from equity accounted subsidiaries	(56.3)	(0.2)	–	56.5	–
Revenues	783.3	3,530.1	70.7	9.6	4,393.7

Expenses
Purchased products for processing and resale	–	3,098.5	65.4	(45.8)	3,118.1
Operating	280.7	291.0	6.4	(1.1)	577.0
Transportation and marketing	22.2	13.7	–	–	35.9
General and administrative	48.2	14.4	–	–	62.6
Depletion, depreciation and amortization	423.9	202.8	–	–	626.7
Exploration and evaluation	16.0	2.3	–	–	18.3
Gain on disposition of property, plant & equipment	(7.9)	–	–	–	(7.9)
Finance costs	102.5	6.6	–	–	109.1
Risk management contracts gains	(6.7)	–	–	–	(6.7)
Foreign exchange (gains) losses	11.7	(15.8)	0.1	–	(4.0)
Loss before income tax	(107.3)	(83.4)	(1.2)	56.5	(135.4)
Income tax recovery	(1.8)	(27.6)	(0.6)	–	(30.0)
Net loss	$(105.5)	$(55.8)	$(0.6)	$56.5	$(105.4)

Other comprehensive income (loss)
Gains on designated cash flow hedges, net of tax	19.4	–	–	–	19.4
Gains on foreign currency translation	–	21.5	–	–	21.5
Actuarial loss, net of tax	–	(4.2)	–	–	(4.2)
Share of equity accounted subsidiaries other comprehensive income loss, net of tax	17.3	–	–	(17.3)	–

Comprehensive loss	$(68.8)	$(38.5)	$(0.6)	$39.2	$(68.7)
*See Note 3

CONDENSED STATEMENT OF CASH FLOWS
For the year ended December 31, 2011

		Guarantor	Non Guarantor		Consolidated
	Issuer HOC	Subsidiaries	Subsidiaries	Eliminations	Totals
Cash provided by (used in) operating activities	$62.1	$498.7	$(0.3)	$–	$560.5
Cash provided by (used in) financing activities	848.7	(157.1)	–	157.1	848.7
Cash used in investing activities	(922.8)	(341.7)	–	(157.1)	(1,421.6)
Change in cash and cash equivalents	(12.0)	(0.1)	(0.3)	–	(12.4)
Effect of exchange rate changes on cash	–	0.1	–	–	0.1
Cash and cash equivalents, beginning of year	12.5	3.0	3.4	–	18.9
Cash and cash equivalents, end of year	$0.5	$3.0	$3.1	$–	$6.6

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